Exhibit 2.2

EXECUTION COPY

SHARE PURCHASE AGREEMENT

BY AND AMONG

GRACEBA TOTAL COMMUNICATIONS, INC.,

C. CHRISTOPHER DUPREE,

KNOLOGY, INC.,

AND KNOLOGY OF ALABAMA, INC.

NOVEMBER 2, 2007

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EXHIBITS

Exhibit A	Form of Escrow Agreement
Exhibit B	Aging Report
Exhibit C	Form of Legal Opinion
Exhibit D	Form of Employment Offer Letter
Exhibit E	Form of Restrictive Covenants Agreement

SCHEDULES

Schedule 2.2	Indebtedness
Schedule 3.1(a)	Existence; Good Standing; Authority
Schedule 3.2(a)	Capitalization
Schedule 3.3(a)	Subsidiaries
Schedule 3.3(b)	Foreign Qualifications of Subsidiaries
Schedule 3.4	No Conflicts; Consents (with respect to the Company and the Shareholder)
Schedule 3.5(a)	Financial Statements
Schedule 3.5(b)	Non-Audit Services
Schedule 3.5(d)	Transactions with Affiliates
Schedule 3.6	Absence of Certain Changes
Schedule 3.7	Litigation
Schedule 3.8	Taxes
Schedule 3.9(a)	Employee Benefit Plans
Schedule 3.9(d)	Effect of Transaction on Benefits
Schedule 3.9(f)	Plan Termination Liabilities
Schedule 3.9(h)	Nonqualified Deferred Compensation Plan
Schedule 3.10(a)	Owned Real Property
Schedule 3.10(b)	Leased Real Property
Schedule 3.10(e)	Permitted Encumbrances
Schedule 3.10(f)	Easements
Schedule 3.11(a)	Labor and Employment Matters
Schedule 3.11(b)	Organized Labor Agreements
Schedule 3.11(c)	Employees
Schedule 3.11(d)	Independent Contractors
Schedule 3.11(e)	Severance Agreements
Schedule 3.12	Contracts and Commitments
Schedule 3.13(a)	Patents, Marks and Copyrights
Schedule 3.13(c)	Intellectual Property Licenses
Schedule 3.13(e)	Publicly Available Material
Schedule 3.14	Environmental Matters
Schedule 3.15	Insurance
Schedule 3.17(a)	Compliance with Laws
Schedule 3.17(b)	FCC Matters
Schedule 3.18	Franchises and Company Licenses
Schedule 3.19(a)	Information Regarding the System
Schedule 3.19(b)	Services of the System

Schedule 3.19(e)	Commitments of the System
Schedule 3.19(f)	Material Conduit Access Agreements
Schedule 3.20	Conduct of Business in the Ordinary Course of Business
Schedule 3.21	Letters of Credit, Bonds, Etc.
Schedule 4.3	No Conflicts; Consents (with respect to Parent and Buyer)
Schedule 5.1	Conduct of Business
Schedule 5.1(p)	Company CapEx Budget Pending Closing
Schedule 6.1(b)	Phase 1 Properties
Schedule 6.3(f)	Extension of Leases
Schedule 7.2(f)	Required Consents
Schedule 7.2(o)	Split-Out Assets
Schedule 10.6(e)	Excluded Items for EBITDA Calculation / EBITDA Example
Schedule 10.6(l)	Working Capital Methodology

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SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this “Agreement”) is dated as of November 2, 2007, by and among GRACEBA TOTAL COMMUNICATIONS, INC., an Alabama corporation (the “Company”), C. CHRISTOPHER DUPREE, an individual resident of the State of Alabama (the “Shareholder”), KNOLOGY, INC., a Delaware corporation (“Parent”), and KNOLOGY OF ALABAMA, INC., a Delaware corporation (“Buyer”). Capitalized terms used in this Agreement and not otherwise defined herein are defined in Section 10.6.

WHEREAS, the Shareholder owns all Securities of the Company;

WHEREAS, Parent, Buyer, the Company and the Shareholder wish to effect a business combination by providing for the purchase by Buyer from the Shareholder of all of the Securities of the Company upon the terms and conditions set forth in this Agreement (the “Transaction”);

WHEREAS, the Boards of Directors of the Company, Parent and Buyer have approved and adopted this Agreement, the Transaction and the other transactions contemplated hereby and have determined that this Agreement, the Transaction and the other transactions contemplated hereby are in the best interest of their respective stockholders;

WHEREAS, the Shareholder, by his execution of this Agreement, has approved and adopted this Agreement, the Transaction and the other transactions contemplated hereby;

WHEREAS, as an essential condition to Parent’s and Buyer’s willingness to enter into this Agreement and to consummate the Transaction, the Shareholder has agreed to execute and comply with the Restrictive Covenants Agreement (as defined below); and

WHEREAS, Parent, Buyer, the Company and the Shareholder desire to make certain representations, warranties, covenants and agreements in connection with the Transaction and to prescribe various conditions to the Transaction.

NOW THEREFORE, in consideration of the mutual agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I -THE TRANSACTION

Section 1.1. The Transaction. Subject to the terms and conditions of this Agreement, at the Closing (as defined below), the Shareholder will sell, transfer, assign, convey and deliver to Buyer, and Buyer will purchase, acquire, receive and accept from the Shareholder, for the Total Consideration (as defined below), all Securities of the Company free and clear of any and all Encumbrances (as defined below) and rights of others whatsoever.

Section 1.2. Closing. Unless this Agreement is terminated earlier in accordance with its terms, the closing of the Transaction (the “Closing”) shall occur (i) as of 10:00 a.m. local time in Atlanta, Georgia on or before January 12, 2008 if the conditions set forth in Sections 7.1, 7.2 and 7.3 have been satisfied or waived (other than conditions required to be satisfied at the Closing) as of such date or (ii) if such conditions have not been satisfied or waived as of such date, the Closing shall occur no later than the fifth Business Day (as defined below) after the conditions set forth in Sections 7.1, 7.2 and 7.3 have been satisfied or waived (other than conditions required to be satisfied at the Closing); and, provided further that, the foregoing notwithstanding, the Closing may occur on any other date and/or at any other time agreed upon in writing by the Company, the Shareholder, Buyer and Parent. The date on which the Closing occurs pursuant to the foregoing sentence is referred to in this Agreement as the “Closing Date.” The Closing shall take place at the offices of Morris, Manning & Martin, LLP, 1600 Atlanta Financial Center, 3343 Peachtree Road NE, Atlanta, Georgia 30326, or at such other place as agreed to in writing by the Company, the Shareholder, Buyer and Parent. “Business Day” means any day other than a Saturday or Sunday or a day on which the FedWire System operated by the Federal Reserve Bank of New York is closed.

ARTICLE II -PAYMENT WITH RESPECT TO SECURITIES; OTHER CLOSING

PAYMENTS; POST-CLOSING ADJUSTMENTS

Section 2.1. Payment with respect to Securities.

(a) The total amount payable at the Closing by Parent and Buyer to the Shareholder in full payment for and on account of the sale of the Securities provided for in Section 1.1 above shall equal (A) the Closing Consideration (as defined below), plus or minus (B) the aggregate amount of any additional payments to be made by or to the Shareholder under this Agreement, including, without limitation, payments under Section 2.5, Section 6.5(f) or Article VIII and/or pursuant to the Escrow Agreement (collectively, the “Total Consideration”). The amount to be delivered by Buyer to the Shareholder in cash at the Closing shall be an amount equal to: (i) Seventy-Five Million Dollars ($75,000,000) (the “Transaction Price”), subject to possible increase pursuant to Section 2.5; plus (ii) the Estimated Working Capital Adjustment (which number shall be subtracted if it is a negative number); less (iii) the aggregate amount of all Indebtedness (as defined below) of the Company to be paid by Parent and Buyer pursuant to Section 2.2; less (iv) all Company Expenses (as defined below) to be paid by Parent and Buyer pursuant to Section 2.3; less (v) the Escrow Amount (as defined below) (collectively, the “Closing Consideration”). The aggregate amount of all Indebtedness of the Company to be paid by Parent and Buyer pursuant to Section 2.2 shall be treated by Parent and Buyer as a capital contribution to the Company by Buyer immediately prior to the payment of such Indebtedness to the Company’s lenders.

(b) At the Closing, Parent shall cause to be delivered to SunTrust Bank, a Georgia banking corporation (the “Escrow Agent”), an amount in cash equal to $3,000,000 (the “Escrow Amount”), such deposit to constitute an escrow fund (the “Escrow Fund”). The Escrow Fund shall be governed by the terms hereof and the terms of an escrow agreement to be entered into by and among Parent, the Shareholder and the Escrow Agent, such escrow agreement to be substantially in the form attached hereto as Exhibit A (the “Escrow Agreement”). The Escrow Fund shall be held in escrow and shall be available to settle certain contingencies as provided in Section 2.5 and Article VIII of this Agreement and will be distributable to the Shareholder and/or Parent in accordance with the Escrow Agreement.

Section 2.2. Payments at Closing for Indebtedness. As of the Closing Date, Parent shall repay, by wire transfer of immediately available funds, all indebtedness then outstanding under those certain agreements, instruments, and facilities entered into by and among the Company and various lending institutions, all of such agreements, instruments and facilities being as described on Schedule 2.2 attached hereto (collectively, the “Indebtedness”); provided that the Company has provided payoff letters from the lenders of such Indebtedness. Parent and Buyer, on the one hand, and the Company and the Shareholder, on the other hand, will cooperate in arranging for such repayment and shall take such reasonable actions as may be necessary to facilitate such repayment and to facilitate the release, in connection with such repayment, of any mortgages, pledges, liens, security interests, encumbrances, claims, charges, conditional sale agreements and restrictions of any kind or character (collectively, “Encumbrances”) securing such Indebtedness and the delivery of payoff letters to Parent or Parent’s lenders. Payment of Indebtedness shall serve as a reduction of the Total Consideration pursuant to Section 2.1(a) above.

Section 2.3. Payments at Closing for Expenses. As of the Closing Date, Parent and Buyer shall provide funds to the Company and Shareholder (as appropriate) in an amount equal to the amount of (and which shall be used to pay) all outstanding fees and expenses of the Shareholder, the Company and each of its Subsidiaries in connection with the negotiation and the consummation of the transactions contemplated by this Agreement that have not been paid on or prior to the Closing Date (the “Company Expenses”). Payment of such Company Expenses shall serve as a reduction to the Total Consideration pursuant to Section 2.1(a) above.

Section 2.4. Estimated Working Capital Adjustment.

(a) At least twenty (20) Business Days prior to the Closing Date, the Shareholder shall deliver to Parent and Buyer a good faith estimate of what the Company’s Net Working Capital will be as of the close of business on the Closing Date (the “Shareholder’s Estimated Working Capital”), together with supporting documentation for such estimate and any additional information relating thereto reasonably requested by Parent or Buyer. Parent and its accountants and advisors shall be given full access to all of the Company’s and its Subsidiaries’ books and records for purposes of evaluating the accuracy and completeness of the Shareholder’s Estimated Working Capital. If Parent believes, in good faith, that the Shareholder’s Estimated Working Capital is in error, Parent may challenge the amount of the Shareholder’s Estimated Working Capital within ten (10) Business Days following its receipt of the Shareholder’s Estimated Working Capital by delivering a written notice of disagreement to the Shareholder. If Parent does not timely deliver a notice of disagreement to the Shareholder, the amount of the Closing Consideration to be paid at the Closing shall be based on the Shareholder’s Estimated Working Capital as delivered to Parent. If Parent timely delivers a written notice of disagreement to the Shareholder, Parent and the Shareholder shall use their good faith efforts to resolve any disputes with respect to the Shareholder’s Estimated Working Capital prior to the Closing Date, and the amount of Closing Consideration to be paid at the Closing shall be based on the Estimated Working Capital (as defined below) as mutually agreed to in writing by Parent and the Shareholder. If Parent timely delivers a notice of disagreement to the Shareholder but Parent and the Shareholder are unable to resolve their dispute regarding the Shareholder’s Estimated Working Capital within four (4) Business Days of the delivery by Parent to the Shareholder of such notice of disagreement, then the amount of Closing Consideration to be paid at the Closing shall be based on the amount of working capital set forth in such notice of disagreement. “Estimated Working Capital” shall mean the estimate of what the Company’s Net Working Capital will be at the close of business on the Closing Date as determined by the parties pursuant to this Section 2.4(a).

(b) The target working capital will be a range between $500,000 and $850,000 in Net Working Capital. The “Estimated Working Capital Adjustment” shall be a dollar amount calculated as follows:

(i) If Estimated Working Capital is equal to or greater than $500,000 but less than or equal to $850,0000, then the Estimated Working Capital Adjustment shall be zero; or

(ii) If Estimated Working Capital is less than $500,000, then the Estimated Working Capital Adjustment shall be equal to the amount of Estimated Working Capital calculated in accordance with Section 2.4(a) minus $500,000; or

(iii) If Estimated Working Capital is greater than $850,000, then the Estimated Working Capital Adjustment shall be equal to the amount of Estimated Working Capital calculated in accordance with Section 2.4(a) minus $850,000.

Section 2.5. Post Closing Adjustments.

(a) Within sixty (60) days following the Closing Date, Parent shall prepare and deliver to the Shareholder a consolidated balance sheet of the Company and its Subsidiaries as of the close of business on the Closing Date (the “Closing Balance Sheet”), and a consolidated statement of operations of the Company and its Subsidiaries for the fiscal year ended December 31, 2007 (the “Closing Statement of Operations”). The Closing Balance Sheet will include Parent’s calculation of the Company’s actual Net Working Capital as of the close of business on the Closing Date (the “Closing Working Capital”) and a certificate based on such Closing Balance Sheet setting forth Parent’s calculation of the Closing Working Capital Adjustment (as defined below). The Closing Statement of Operations will include Parent’s calculation of EBITDA and a certificate based on such Closing Statement of Operations setting forth Parent’s calculations of the Closing EBITDA Adjustment (as defined below). The Closing Balance Sheet, the Closing Statement of Operations, the Closing Working Capital Adjustment and the Closing EBITDA Adjustment and the related certificates, collectively, are referred to herein as, the “Closing Statement”. The Closing Balance Sheet and the Closing Statement of Operations shall be prepared in accordance with GAAP, consistent with past practices and, with respect to the Closing Balance Sheet, consistent with the practices, policies and procedures used in preparation of the Base Balance Sheet (as defined below), and each shall be certified by an authorized officer of Parent. The preparation of the Closing Statement shall be for the sole purpose of determining the Closing Working Capital Adjustment in accordance with Section 2.5(b) and the Closing EBITDA Adjustment in accordance with Section 2.5(d). The Shareholder shall have twenty (20) Business Days following its receipt of the Closing Statement (the “Review Period”) to review the same. On or before the expiration of the Review Period, the Shareholder shall deliver to Parent a written statement accepting or objecting to each item set forth on the Closing Statement. If the Shareholder objects to any item set forth on the Closing Statement, such statement shall include an itemization of the Shareholder’s objections and the reasons therefor. The Shareholder shall be deemed to have accepted each item on the Closing Statement to which the Shareholder has not properly objected during the Review Period.

(b) The “Closing Working Capital Adjustment” shall be a dollar amount calculated as follows:

(i) If Closing Working Capital is equal to or greater than $500,000 but less than or equal to $850,000, then the Closing Working Capital Adjustment shall be zero, and any previously-made Estimated Working Capital Adjustment shall be reversed and, if applicable, refunded to the appropriate party (which amount will be paid directly by the parties without any deductions from the Escrow Fund); or

(ii) If Closing Working Capital and Estimated Working Capital are both less than $500,000, then the Closing Working Capital Adjustment shall be equal to (A) Estimated Working Capital minus (B) Closing Working Capital; or

(iii) If Closing Working Capital is less than $500,000 and Estimated Working Capital is between $500,000 and $850,000, then the Closing Working Capital Adjustment shall be equal to (A) $500,000 minus (B) Closing Working Capital; or

(iv) If Closing Working Capital is less than $500,000 and Estimated Working Capital is greater than $850,000, then the Closing Working Capital Adjustment shall be equal to (A) $500,000 minus the Closing Working Capital plus (B) the Estimated Working Capital minus $850,000; or

(v) If Closing Working Capital is greater than $850,000 and Estimated Working Capital is less than $500,000, then the Closing Working Capital Adjustment shall be equal to (A) Estimated Working Capital minus $500,000 plus (B) $850,000 minus Closing Working Capital; or

(vi) If Closing Working Capital is greater than $850,000 and Estimated Working Capital is between $500,000 and $850,000, then the Closing Working Capital Adjustment shall be equal to (A) $850,000 minus (B) Closing Working Capital; or

(vii) If Closing Working Capital and Estimated Working Capital are both greater than $850,000, then the Closing Working Capital Adjustment shall be equal to (A) Closing Working Capital minus (B) Estimated Working Capital.

(c) The Closing Working Capital Adjustment set forth on the Closing Statement, as accepted or deemed accepted under Section 2.5(a) or, if applicable, as determined in accordance with Section 2.5(f) below, shall constitute the “Final Closing Working Capital Adjustment” for purposes of determining the working capital adjustments to the Total Merger Consideration.

(d) The “Closing EBITDA Adjustment” shall mean the product of (i) the difference between FY 2007 EBITDA minus $9,275,000, with the result of such calculation being deemed to equal zero (0) if such result is a positive number, multiplied by (ii) 7.6.

(e) The Closing EBITDA Adjustment set forth on the Closing Statement, as accepted or deemed accepted under Section 2.5(a) or, if applicable, as determined in accordance with Section 2.5(f) below, shall constitute the “Final Closing EBITDA Adjustment” for purposes of determining the EBITDA adjustment to the Total Merger Consideration.

(f) If the Shareholder objects to any item on the Closing Statement within the Review Period, Parent and the Shareholder shall promptly and in good faith attempt to resolve such objections. Any such objections that cannot be resolved between Parent and the Shareholder within thirty (30) days following Parent’s receipt of the Shareholder’s statement of objections shall be resolved in accordance with this Section 2.5(f). Any such unresolved objections shall be submitted to Jackson Thornton (the “Accounting Referee”) for review and resolution, with instructions to complete the same as promptly as practicable, but in any event within thirty (30) days of its engagement, and to make any calculations in accordance with GAAP and the terms and conditions of this Agreement including, with respect to the Closing Balance Sheet, in a manner that is consistent with the practices, policies and procedures used in preparation of the Base Balance Sheet. Such Accounting Referee shall deliver a statement setting forth its own calculation of the Closing Working Capital Adjustment and/or the Closing EBITDA Adjustment, as the case may be, within thirty (30) days of the submission of the matter to such firm, which calculation, absent manifest error, shall be binding and conclusive on the parties and not subject to appeal. The fees and costs of the Accounting Referee, if one is required, shall be payable by the party whose calculations of the disputed amounts in the aggregate were farthest from the actual amounts as determined by the Accounting Referee.

(g) If the Final Closing Working Capital Adjustment is a positive amount, Parent shall receive (out of the Escrow Fund) an amount in cash equal to the Final Closing Working Capital Adjustment, including all interest earned thereon. In the event the Final Closing Working Capital Adjustment is a negative amount, then Parent shall pay to the Shareholder an amount in cash equal to the Final Closing Working Capital Adjustment, plus interest on such amount, from the Closing Date until the date of determination of the Final Closing Working Capital Adjustment, earned at the same rate of interest as was earned on the Escrow Fund for the same period of time, and shall distribute such amount to the Shareholder. Any payment made under this Section 2.5(g) shall be made within five (5) Business Days of the final determination of the Final Closing Working Capital Adjustment.

(h) If the Final Closing EBITDA Adjustment is a negative amount, Parent shall receive (out of the Escrow Fund) an amount in cash equal to the absolute value of the Final Closing EBITDA Adjustment, including all interest earned thereon. Any payment made under this Section 2.5(h) shall be made within five (5) Business Days of the final determination of the Final Closing EBITDA Adjustment.

(i) If the Final Closing Working Capital Adjustment and the Final Closing EBITDA Adjustment are determined simultaneously, they may be aggregated and, if applicable, offset against each other.

ARTICLE III -REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND

THE SHAREHOLDER

The Company and the Shareholder jointly and severally make to Parent and Buyer each and every one of the representations and warranties contained in this Article III.

Section 3.1. Existence; Good Standing; Authority.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Alabama. The Company has all requisite corporate power and authority to own, use, operate, lease and transfer its properties and carry on its business as currently conducted. The Company is duly licensed or qualified to do business as a foreign corporation under the laws of each jurisdiction listed on Schedule 3.1(a) and each other jurisdiction in which the character of its properties or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect (as defined below). The Company has delivered to Parent true, correct and complete copies of (a) its Articles of Incorporation and Bylaws, in each case as amended through the date hereof, (b) all of its committee charters, codes of conduct or other comparable governing documents, in each case as amended through the date hereof, (c) all the written consents and minutes of the meetings of its Board of Directors and each committee of its Board of Directors held since its inception and (d) all the written consents and minutes of the meetings of its shareholders held since its inception. There are no amendments pending with respect to the Company’s Articles of Incorporation or Bylaws. “Company Material Adverse Effect” means any event, change, circumstance, effect or state of facts that (i) is or could reasonably be expected to be materially adverse to the business, financial condition, operations, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that a Company Material Adverse Effect under this clause (i) shall not include the effect of any event, change, circumstance, effect or state of facts arising out of or attributable to any of the following: (1) matters affecting the telecommunications industry generally, including the multi-channel video programming distribution, voice communications (including voice over internet protocol) or high speed internet services industries, that do not affect the Company’s business disproportionately as compared to other similarly situated participants in the telecommunications industry, (2) the public announcement of this Agreement or the fact that this Agreement will be consummated or (3) any changes in federal or state laws that do not affect the Company’s business disproportionately as compared to other similarly situated participants in the telecommunications industry or (ii) has prevented, materially impaired or materially delayed, or could reasonably be expected to prevent, materially impair or materially delay, the ability of the Company, any Subsidiary or the Shareholder to perform its or his obligations under this Agreement or to consummate the transactions contemplated hereby.

(b) The Company has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company at a meeting duly called and held at which all directors of the Company were present in accordance with the Bylaws of the Company. This Agreement has been duly executed and delivered by the Company, and assuming the due authorization, execution and delivery of this Agreement by Parent and Buyer, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity) (collectively, “General Enforceability Exceptions”).

(c) The Shareholder has the power and authority to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement has been duly executed and delivered by the Shareholder, and assuming the due authorization, execution and delivery of this Agreement by Parent and Buyer, this Agreement constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except as such enforceability may be limited by the General Enforceability Exceptions.

Section 3.2. Capitalization.

(a) The total amount of authorized capital stock of the Company as of the date of this Agreement consists of One Million (1,000,000) shares of Common Stock, par value $0.01 per share (the “Common Stock”), of which Forty-Five (45) shares are issued and outstanding. There are no Securities of the Company except for the Common Stock. Schedule 3.2(a) sets forth a list of all Common Stock held by the Company in its treasury. Schedule 3.2(a) sets forth a true, correct and complete list of the number of shares of Common Stock held by each registered holder thereof as of the date hereof, and such list sets forth the true, correct and complete name, address and contact number for each such registered holder. The Shareholder owns all right, title and interest in and to all Securities of the Company. No Person other than the Shareholder owns, legally or beneficially, or has the right to acquire or cause the issuance of, or has any rights of first refusal or preemptive or other similar right, or voting rights with respect to, any Securities of the Company.

(b) All of the issued and outstanding Securities of the Company have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to and were not issued in violation of any purchase option, call option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of the Alabama Business Corporation Act, the Company’s Articles of Incorporation or Bylaws or any contract to which the Company or the Shareholder is a party or is otherwise bound or which exists. None of the outstanding Securities of the Company have been issued, sold or resold in violation of any federal, state or other securities law. There are no options, preemptive rights, warrants, calls, rights, commitments or agreements of any kind to which the Company or any of its Subsidiaries or the Shareholder is a party, or by which the Company or any of its Subsidiaries or the Shareholder is bound, or which, to the Company’s knowledge, exist obligating the Company or any of its Subsidiaries or the Shareholder to issue, deliver or sell, or cause to be issued, delivered or sold, any Securities of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries or the Shareholder to grant, extend or accelerate the vesting of or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no rights or obligations, contingent or otherwise (including rights of first refusal in favor of the Company), of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Securities of the Company or any of its Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such

Subsidiary or any other Person. There are no registration rights or other agreements or understandings to which the Company or any of its Subsidiaries or the Shareholder is a party or by which it or they are bound with respect to any Securities of the Company or any of its Subsidiaries. There are no agreements to which the Company or the Shareholder is a party or which exist with respect to the voting of any Securities of the Company or that restrict the transfer of any Securities. There are no accrued and unpaid dividends with respect to any outstanding Securities of the Company.

Section 3.3. Subsidiaries.

(a) The Company’s Subsidiaries are listed on Schedule 3.3(a). Schedule 3.3(a) also sets forth the name, jurisdiction of organization, outstanding shares of capital stock and the registered holders thereof for each of the Company’s Subsidiaries. The Company owns directly or indirectly all of the outstanding Securities or other equity interests of each of the Company’s Subsidiaries, free and clear of all Encumbrances. Except as set forth in Schedule 3.3(a), neither the Company nor any Subsidiary owns, directly or indirectly, any Securities of any other Person.

(b) Each of the Company’s Subsidiaries is a corporation duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, use, operate, lease and transfer its properties and carry on its business as currently conducted. Each such Subsidiary is duly licensed or qualified to do business as a foreign corporation in each jurisdiction listed on Schedule 3.3(b) and each other jurisdiction in which the character of its properties or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered to Parent true, correct and complete copies of the following documents: (i) the articles of incorporation and bylaws (or similar organizational documents), in each case as amended through the date hereof, of each of the Company’s Subsidiaries, (ii) all the written consents and minutes of the meetings of the Boards of Directors of each of the Company’s Subsidiaries and each committee of such Boards of Directors held since inception; and (iii) all the written consents and minutes of the meetings of the stockholders of each of the Company’s Subsidiaries held since inception.

Section 3.4. No Conflict; Consents. The execution and delivery by the Company and the Shareholder of this Agreement, and the consummation by the Company and the Shareholder of the Transaction and the other transactions contemplated hereby in accordance with the terms hereof, do not (i) except as set forth on Schedule 3.4, violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination, material modification or acceleration of, any Franchise, Material Contract or material Company License to which the Company, any of its Subsidiaries or the Shareholder is a party or by which the Company’s, any of its Subsidiaries’ or the Shareholder’s assets are bound; (ii) violate any provision of the Company’s or its Subsidiaries’ articles of incorporation or bylaws (or other organizational documents); (iii) cause the Company, its Subsidiaries or the Shareholder to violate any provision of any law, regulation or rule, or any order of, or any restriction imposed by, any court or other Governmental Authority applicable to the Company, any of its Subsidiaries or the Shareholder, except where such violation would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect; (iv) except as set forth on Schedule 3.4, require from the Company, any of its Subsidiaries or the

Shareholder any notice to, declaration or filing with, or consent or approval of any Governmental Authority or other third party, including any such notice, declaration, filing or consent that is necessary to prevent the termination of any right, privilege, license or qualification of the Company or its Subsidiaries; or (v) except as set forth on Schedule 3.4, result in the creation of any Encumbrance or give to any Person other than Parent or Buyer any interest, right or claim, in or with respect to any of the Company’s or its Subsidiaries’ assets or properties.

Section 3.5. Financial Statements; Off-Financial Statement Transactions; Interested Party Transactions.

(a) The Company has delivered to Parent and Buyer the following financial statements, true, complete and correct copies of which are attached hereto as Schedule 3.5(a) (collectively, the “Financial Statements”):

(i) Audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2005 and December 31, 2006, and audited consolidated statements of income and retained earnings and consolidated statements of cash flows for each of the years then ended;

(ii) An unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2007 (the “Base Balance Sheet”); and

(iii) An unaudited consolidated statement of operations of the Company and its Subsidiaries for the period ended September 30, 2007.

(b) Subject to the absence of footnotes and normal and recurring year-end audit adjustments with respect to any unaudited Financial Statements, the Financial Statements have been prepared in accordance with GAAP consistently applied and present fairly and accurately in all material respects the consolidated financial condition, results of operations, income and cash flows of the Company at and for the periods presented. All Subsidiaries of the Company that are required by GAAP to be consolidated in the Financial Statements have been so consolidated. Schedule 3.5(b) contains a description of all non-audit services performed by the Company’s auditors for the Company and its Subsidiaries since January 1, 2005 and the fees paid for such services. The Company has delivered or made available to Parent true, correct and complete copies of all policies, manuals and other documents promulgating the Company’s internal accounting controls.

(c) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Person, on the other hand) where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any of its Subsidiaries in the Financial Statements.

(d) Except as set forth on Schedule 3.5(d), there are no loans, leases, contracts, commitments or other continuing arrangements or agreements, whether written or oral, between the Company, on the one hand, and the Shareholder or any officer or director of the Company, on the other hand.

Section 3.6. Absence of Certain Changes. Except as set forth on Schedule 3.6, since September 30, 2007 (a) the Company and its Subsidiaries have operated only in the ordinary course of business consistent with past practices, and (b) there has been no change in the condition (financial or otherwise), assets or business of the Company or its Subsidiaries, except such changes that have not had or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7. Litigation. Except as disclosed on Schedule 3.7, there is no (a) claim, action, suit, proceeding at law or in equity by any Person, (b) arbitration or administrative or other proceeding by or before, or to the Company’s knowledge, investigation, inquiry or subpoena by or before, any Governmental Authority, or (c) audit or investigation pending or, to the Company’s knowledge, threatened against the Company, any of its Subsidiaries or the Shareholder either (i) with respect to this Agreement or the transactions contemplated hereby or (ii) otherwise against or affecting the Company, any of its Subsidiaries or the Shareholder or their respective properties or assets. Neither the Company nor any of its Subsidiaries nor the Shareholder is subject to any order, judgment or decree entered in any lawsuit or proceeding that would constitute a Company Material Adverse Effect or would prevent the consummation of the transactions contemplated by this Agreement. Except as disclosed on Schedule 3.7, there has not been, since January 1, 2004, nor are there currently, any internal investigations or inquiries being conducted by the Company, its Subsidiaries, their respective Boards of Directors or other equivalent management bodies, any third party or any Governmental Authority, in each case, concerning any illegal activity, fraud, violation of Company policy or misconduct or willful or negligent wrong doing with respect to financial, accounting or Tax matters or matters involving conflicts of interest, self-dealing, fraudulent or negligent conduct or other misfeasance or malfeasance with respect to the Company, its Subsidiaries or the Shareholder.

Section 3.8. Taxes. Except as set forth on Schedule 3.8:

(a) The Company and its Subsidiaries have timely filed or been included in, or will timely file or be included in, all Tax Returns required to be filed by them or in which they are to be included with respect to Taxes for any period ending on or before the Closing Date, taking into account any extension of time to file granted to or obtained on behalf of the Company or any of its Subsidiaries, and all such Tax Returns were correct and complete in all material respects;

(b) The Company and its Subsidiaries have paid or caused to be paid all Taxes due and owing (whether or not shown on such Tax Returns) or have made provision, in accordance with GAAP, for all Taxes owed or properly accruable through the Closing Date;

(c) The Company (and any predecessor of the Company) has been a validly electing S corporation within the meaning of Code §1361 and §1362 (and any corresponding provisions of state or local Tax law) at all times since January 1, 2004, and the Company will be an S corporation up to and including the day before the Closing Date;

(d) Schedule 3.8 identifies each Subsidiary that is a “qualified subchapter S subsidiary” within the meaning of Code §1361(b)(3)(B) (and any corresponding provisions of state or local Tax law). Each Subsidiary so identified has been and will be a qualified subchapter S subsidiary at all times since the date shown on such schedule up to and including the day before the Closing Date;

(e) Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any federal or state income Tax Return or any other material Tax Return, and neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(f) Neither the IRS nor any other Governmental Authority is asserting by written notice to the Company or any of its Subsidiaries or, to the Company’s knowledge, proposing to assert against the Company or its Subsidiaries, any deficiency or claim for any amount of additional Taxes;

(g) No federal, state, local or foreign audits or other administrative proceedings or court proceedings are pending with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received a written notice of any actual or threatened audits or proceedings or is otherwise aware of any such audits or proceedings;

(h) No claim has been made by a taxing authority of a jurisdiction where the Company or any Subsidiary does not file a Tax Return that the Company or any Subsidiary is or may be subject to taxation in that jurisdiction, and no power of attorney has been granted by the Company or any of its Subsidiaries with respect to any matters related to Taxes that is currently in force;

(i) All Taxes and other assessments and levies which the Company and its Subsidiaries were or are required to withhold or collect have been withheld and collected and have been paid over to the proper Governmental Authorities;

(j) There are no Encumbrances for Taxes upon the assets of the Company or its Subsidiaries, except for Encumbrances relating to current Taxes not yet due;

(k) Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group of corporations filing a combined federal income Tax Return (other than a group the common parent of which is or was the Company) nor does the Company or any of its Subsidiaries have any liability for Taxes of any other Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of foreign, state or local law);

(l) Neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement requiring the indemnification, sharing or allocation of Taxes;

(m) Neither the Company nor any of its Subsidiaries has distributed the stock of another entity or had its stock distributed by another entity in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361;

(n) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(o) Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code §280G (or any corresponding provision of state, local or foreign Tax law) or (ii) any amount that will not be fully deductible as a result of Code §162(m) (or any corresponding provision of state, local or foreign Tax law).

(p) Neither the Company nor any of its Subsidiaries has agreed to, nor is required to make, any adjustment under Section 481 of the Code by reason of a change in accounting method;

(q) None of the assets of the Company or any of its Subsidiaries is “tax-exempt use property” within the meaning of Section 168(h) of the Code;

(r) Neither the Company nor any of its Subsidiaries is currently a party to a joint venture, partnership, or other arrangement that is treated as a partnership for tax purposes;

(s) Neither the Company nor any of its Subsidiaries has been a party to any cost sharing agreement subject to the provisions of Treas. Reg. §1.482-7;

(t) The Company or its Subsidiaries have documentation (which was in existence as of the time an affected Tax Return was filed) meeting the requirements of Code Section 6662(e)(3)(B) with respect to all transactions with related parties subject to the provisions of Code Section 482;

(u) Neither the Company nor any of its Subsidiaries has ever had, and does not have, a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States of America and such foreign country;

(v) The Company and its Subsidiaries have not (A) taken any deduction or received any Tax benefit arising from their participation in a “tax shelter” as defined for purposes of Section 6111(c) of the Code, (B) participated in a “listed transaction” as defined in Treas. Reg. §1.6011-4(b)(2) or Treas. Reg. §1.6011-4T(b)(2) and designated by the Internal Revenue Service as such in published guidance issued prior to the Closing Date, or (C) participated in a “loss transaction” as defined in Treas. Reg. §1.6011-4(b)(5) or Treas. Reg. §1.6011-4T(b)(5); and

(w) The unpaid Taxes of the Company and its Subsidiaries (A) did not, as of the Base Balance Sheet Date, exceed the reserve for Tax liability (as distinguished from any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Base Balance Sheet (as distinguished from in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns. Since the Base Balance Sheet Date, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

Section 3.9. Employee Benefit Plans.

(a) Schedule 3.9(a) sets forth a list of all Company Plans (as defined below) sponsored or maintained by the Company or any of its Subsidiaries within the past seven (7) years or with respect to which the Company or any of its Subsidiaries has made or has had any obligation to make contributions or provide benefits within the past seven (7) years. For purposes of this Agreement, “Company Plans” shall mean any “employee benefit plan”, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and any other profit-sharing, bonus, stock option, stock purchase, stock ownership, phantom stock, pension, retirement, employment, severance, deferred compensation, excess benefit, supplemental unemployment, post-retirement medical or life insurance, welfare, incentive, sick leave, disability, medical hospitalization, vision, dental, life insurance, cafeteria, flexible spending account, or other insurance or benefit plan, trust, arrangement, policy, practice, arrangement or understanding (whether written or, if material, oral) (1) that are sponsored, maintained or to which contributions are made (now or within the past seven (7) years) by the Company or any of its Subsidiaries for the benefit of current or former employees, directors, officers, leased employees, independent contractors or agents of the Company or any of its Subsidiaries, or their current or former spouses, dependents, or other beneficiaries, or (2) with respect to which the Company or any of its Subsidiaries or any ERISA Affiliate of the Company could have any liability. For purposes of the preceding sentence, the term “ERISA Affiliate” means any trade or business (whether or not incorporated) that together with the Company is treated as a single employer pursuant to Sections 414(b), (c), (m) or (o) of the Code. Except as disclosed on Schedule 3.9(a), neither the Company nor any of its Subsidiaries, ERISA Affiliates, or sponsors maintains or contributes to (or is obligated to contribute to) (now or within the past seven (7) years) any “employee pension plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV of ERISA or Section 412 of the Code, any “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA, or any “multiemployer plan,” as defined in Sections 3(37) or 4001(a)(3) of ERISA. Except as set forth on Schedule 3.9(a), none of the Company Plans provides benefits for any individual who, at the time the benefit is to be provided, is a former director, officer, or employee of, or other provider of services to, the Company or any of its Subsidiaries, except as may be required under the Consolidate Omnibus Budget Reconciliation Act of 1985, as amended (or similar state law) and at the expense of the participant or the participant’s beneficiary, or except for any Company Plan which meets the qualification requirements of Section 401(a) of the Code.

(b) The Company Plans have been administered in all material respects in accordance with the applicable provisions of ERISA and the Code, and all applicable laws. Each Company Plan that is intended to qualify under Section 401(a) of the Code has (A) either (1) received a favorable determination from the IRS regarding its qualification thereunder, or the expiration of the requisite period under applicable regulations promulgated by the IRS under the Code or IRS pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination has not occurred, or (2) has been established under a prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and (B) to the knowledge of the Company, nothing has occurred or could reasonably be expected to occur that has caused or would reasonably be expected to cause the loss of such qualification or the imposition of any penalty or Tax.

(c) There is neither any pending litigation, suit, or proceeding nor, to the knowledge of the Company, any litigation, suit or proceeding threatened in writing against the Company related to the Company Plans which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Other than claims for benefits arising in the ordinary course of business of the Company Plans, to the knowledge of the Company, no claims, investigations, lawsuits, arbitrations or other controversies are pending or threatened against the Company Plans, or any trustee, fiduciary, custodian, administrator or other person holding or controlling assets of any Company Plan and, to the knowledge of the Company, no basis for any such claim exists.

(d) Except as expressly contemplated by this Agreement or as set forth on Schedule 3.9(d), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any Employee (as defined below) of the Company or any of its Subsidiaries or under any Company Plan, (ii) increase any benefits otherwise payable under any Company Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Company Plan.

(e) No non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and/or Section 406 of ERISA) has occurred with respect to any Company Plan. The Company and its Subsidiaries have not been notified that any Company Plan is under audit or investigation by any Governmental Authority, and no Company Plan is subject to, or has in the past been subject to, any voluntary compliance, amnesty, closing agreement or other similar program.

(f) Except as set forth on Schedule 3.9(f), each Company Plan may, without any liability (other than liability for benefits already accrued under such Company Plan) be amended, terminated or otherwise discontinued at any time.

(g) Neither the Company nor any ERISA Affiliate is obligated to make any parachute payments as such term is defined in Section 280G of the Code, and neither is a party to any agreement that would reasonably be likely to obligate it, or any successor in interest, to make any parachute payments that will not be deductible under Section 280G of the Code. Neither the Company nor any ERISA Affiliate is obligated to make reimbursement or gross-up payments to any person in respect to excess parachute payments. Without limiting the generality of the foregoing, no economic benefit that could be received (whether in cash or property or the vesting of property) as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, including as a result of termination of employment on or following the Closing Date, by or for the benefit of any director, officer, employee or consultant of the Company or any of its Affiliates who is a “disqualified individual” (within the meaning of the Treasury Regulation Section 1.280G-1) would be characterized as an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code). No “disqualified individual” is entitled to receive any additional payment from the Company, any of its Subsidiaries or any other Person in the event that the excise tax required by Section 4999(a) of the Code is imposed on such “disqualified individual.”

(h) Each Company Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Internal Revenue Code) and was in existence prior to October 3, 2004, has not been “materially modified” (within the meaning of Section 885(d)(2)(B) of the American Jobs Creation Act of 2004 and any applicable guidance issued thereunder) since October 3, 2004, in a manner which would cause amounts deferred in taxable years beginning before January 1, 2005 under such plan to be subject to Section 409A of the Internal Revenue Code. Except as set forth on Schedule 3.9(h), each Company Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Internal Revenue Code) and which has not been terminated has been operated in good faith compliance with the provisions of Section 409A of the Internal Revenue Code and Notice 2005-1 since January 1, 2005, and no amount payable or benefit available under any Company Plan is taxable to any individual by reason of Section 409A of the Internal Revenue Code.

Section 3.10. Property.

(a) Schedule 3.10(a) sets forth a true, complete and correct list of all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”). The Company or a Subsidiary (as indicated on Schedule 3.10(a)) has good and marketable fee simple title to all of the Owned Real Property, free and clear of all Encumbrances, except for Permitted Encumbrances (as defined below).

(b) Schedule 3.10(b) sets forth a true, complete and correct list of each real property lease, sublease, license or other occupancy agreement, including any modification, amendment or supplement thereto and any other related document or agreement that is currently in effect and has been executed or entered into by the Company or any of its Subsidiaries (including any of the foregoing which the Company or any of its Subsidiaries has subleased or assigned to another Person and as to which the Company or such Subsidiary remains liable) (each a “Real Property Lease”). Each property subject to a Real Property Lease is a “Leased Real Property.” With respect to each Real Property Lease:

(i) the Company or its Subsidiary, as applicable, has a valid and enforceable leasehold interest to the leasehold estate on such Leased Real Property, except as such enforceability may be limited by the General Enforceability Exceptions, and the Company or such Subsidiary holds the leasehold estate on such Leased Real Property free and clear of all Encumbrances, except for Permitted Encumbrances;

(ii) such Real Property Lease has been duly authorized and executed by the Company or such Subsidiary, as applicable, and is in full force and effect;

(iii) neither the Company nor such Subsidiary is in default under such Real Property Lease, nor is any other party to such Real Property Lease in default, and no event has occurred which, with notice or the passage of time, or both, would give rise to a default by the Company or such Subsidiary, as applicable, under such Real Property Lease;

(iv) all rents and additional rents and other sums, expenses and charges due to date by the Company or such Subsidiary under such Real Property Lease have been paid;

(v) the lessee under such Real Property Lease has been in peaceable possession since the commencement of the original term thereof;

(vi) no waiver, indulgence or postponement of the lessee’s obligations under such Real Property Lease has been granted by the lessor; and

(vii) there are no outstanding claims of breach or indemnification or notice of default or termination under such Real Property Lease.

(c) The improvements on the Owned Real Properties and the Leased Real Properties are in a state of good maintenance and repair and are adequate and suitable for the purposes for which they are presently being used, and, to the Company’s knowledge, there are no material repair or restoration works needed in connection with any of the Owned Real Properties or Leased Real Properties that the Company or any of its Subsidiaries are responsible to make. The Company or one of its Subsidiaries is in physical possession and actual and exclusive occupation of the whole of each of the Owned Real Properties and the Leased Real Properties. Neither the Company nor any of its Subsidiaries owes any brokerage commission with respect to any Owned Real Property or any Leased Real Property.

(d) The Company and its Subsidiaries have good and valid title to, or enforceable leasehold interests in, or valid rights under contract to use, all personal property and assets owned or used by it or them (personal, tangible and intangible), in each case free and clear of all Encumbrances, except for Permitted Encumbrances.

(e) “Permitted Encumbrances” shall mean Encumbrances (i) for Taxes, fees, assessments or other governmental charges which are not delinquent, (ii) for carriers’, warehousemens’, mechanics’, landlords’, materialmens’, repairmens’ or other similar Encumbrances arising in the ordinary course of business, (iii) consisting of pledges or deposits required in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation or to secure liability to insurance carriers, (iv) of landlords which are inchoate arising solely by operation of law with respect to the Leased Real Property, (v) mortgages, deeds of trust, ground leases or other encumbrances upon the Leased Real Property granted by the landlords of such property that do not materially interfere with the use of such property by the Company or (vi) as set forth on Schedule 3.10(e).

(f) Schedule 3.10(f) sets forth the material rights to use all other real property used by the Company’s business pursuant to easements and rights of way (“Easements”). The Company has valid and enforceable rights to use the Easements, subject only to Permitted Encumbrances.

Section 3.11. Labor and Employment Matters.

(a) Except as set forth on Schedule 3.11(a), the Company and each of its Subsidiaries are in compliance with all federal, state and local laws, rules, regulations and ordinances respecting employment and employment practices, terms and conditions of employment, termination of employment, occupational safety and health, immigration, and wages and hours, and are not engaged in any unfair labor practice, as defined in the National Labor Relations Act or other applicable law. There has been no “mass layoff” or “plant closing” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local “mass layoff” or “plant closing” law with respect to the Company or any of its Subsidiaries within the six (6) months prior to Closing. There is no unfair practice complaint pending with respect to any Employees of the Company or its Subsidiaries or, to the Company’s knowledge, threatened before the National Labor Relations Board or any other Governmental Authority.

(b) Except as set forth on Schedule 3.11(b), neither the Company, any Subsidiary of the Company nor any of their respective Affiliates is a party to or otherwise bound, or has ever been bound, by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, and none of the Employees of the Company and its Subsidiaries is represented by a labor union or labor organization. Neither the Company nor any Subsidiary of the Company is subject to any charge, demand, petition or representation proceeding seeking to compel, require or demand it to bargain with any labor union or labor organization nor, as of the date of this Agreement, is there pending or, to the Company’s knowledge, threatened, any material labor strike, picketing, handbilling, dispute, grievance, arbitration, walkout, work stoppage, slow-down or lockout involving the Company or any Subsidiary of the Company. There have not been any labor union organizational campaigns by or directed at any Employees of the Company or its Subsidiaries. To the Company’s knowledge, no representation petition with respect to any Employee has been filed with the National Labor Relations Board. The Company and its Subsidiaries have not experienced any primary work stoppage.

(c) Schedule 3.11(c) lists each of the Company’s and any Company Subsidiaries’ employees as of the date hereof (the “Employees”) and his/her (i) job title and work location and (ii) date of hire.

(d) Schedule 3.11(d) lists the names of each current independent contractor retained by the Company or any Company Subsidiary who performs services for the Company or any Company Subsidiary (“Independent Contractors”) and the current rate of compensation paid to each such Independent Contractor. Schedule 3.11(d) specifies the site at which each such Independent Contractor performs services for the Company or any Company Subsidiary. Except as set forth in Schedule 3.11(d), the Independent Contractors, and all other independent contractors who have previously rendered services to the Company or any Company Subsidiary, have been and are legally, properly and appropriately treated as non-employees for all Tax purposes, as well as all ERISA and employee benefit purposes. There has been no determination by any Governmental Authority that any Independent Contractor constitutes an employee of the Company or any Company Subsidiary, and to the Company’s knowledge, there is no basis for a Governmental Authority or any other Person to make such a claim. There has been no investigation or Claim made by or, to the Company’s knowledge, threatened by any Person or Governmental Authority that any Independent Contractor constitutes an employee of the Company or any Company Subsidiary. The Company and each Company Subsidiary have paid or accrued all compensation and all other monetary amounts earned by any Independent Contractors or due and owing to any of the Independent Contractors.

(e) Except as set forth on Schedule 3.11(e), the services of all Employees and Independent Contractors of the Company or any of its Subsidiaries may be terminated at any time by the Company or one of its Subsidiaries without any liability except for any ongoing liability, such as the continuing liabilities with respect to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), that are mandated by applicable law.

Section 3.12. Contracts and Commitments. Except as set forth on Schedules 3.10(b) or 3.12, neither the Company nor any Subsidiary of the Company nor (as applicable) the Shareholder is a party to the following types of agreements (written or oral):

(a) any partnership agreement or joint venture agreement which requires a payment, or delivery of assets or services, in excess of Fifty Thousand Dollars ($50,000) in any 12-month period;

(b) any agreement with another Person materially limiting or restricting the ability of the Company or any Subsidiary of the Company to enter into or engage in any market or line of business including agreements with exclusivity, “most favored customer” pricing or other similar provisions;

(c) any agreements for the sale of any of the assets of the Company or any of its Subsidiaries, other than in the ordinary course of business, or for the grant to any person of any preferential rights to purchase any of its assets;

(d) any lease, sub-lease, license, sub-license or other agreement with respect to real property;

(e) any agreement of the Company or any of its Subsidiaries with the Shareholder or any other Affiliate of the Company;

(f) any agreement of the Company or any of its Subsidiaries or the Shareholder relating to the acquisition, issuance, voting, registration, sale or transfer, preemptive rights, participation rights, rights of first refusal, repurchase or redemption rights of or with respect to any Securities of the Company;

(g) any agreement with respect to the intellectual property of the Company and its Subsidiaries;

(h) any collective bargaining or union agreement to which the Company or any of its Subsidiaries is bound;

(i) any agreement relating to the incurrence, assumption, surety or guarantee of any indebtedness;

(j) any agreement relating to interconnection, reciprocal compensation, co-location, cable TV programming and retransmission/must carry, conduits, pole attachments and rights of way with respect to the same; or

(k) any other agreement (or group of related agreements) the performance of which will require aggregate payments, or delivery of assets or services, to or from the Company or any of its Subsidiaries in excess of Fifty Thousand Dollars ($50,000) in any 12-month period.

Each of the contracts set forth on Schedule 3.12 (the “Material Contracts”) is in full force and effect and constitutes a legal, valid and binding obligation of the Company and/or its Subsidiaries or the Shareholder, as applicable, enforceable against them in accordance with its terms, except as such enforceability may be limited by the General Enforceability Exceptions. The Company, one of its Subsidiaries or the Shareholder, as applicable, has performed all of their material obligations (except those that have not yet become due) under, and is not in violation or breach of or default under, any of the Material Contracts, except for such non-performance, violation or breach which would not have or reasonably be expected to have a Company Material Adverse Effect. The Company or the Shareholder has paid in full all amounts owed by the Company or the Shareholder, respectively, in connection with the Material Contracts, regardless of whether or not such amounts have been invoiced to the Company or the Shareholder, respectively. To the Company’s knowledge, each of the other parties to each of the Material Contracts has performed all of their material obligations (except those that have not yet become due) under, and is not in violation or breach of or default under, such Material Contracts. Except as set forth on Schedule 3.12, the execution of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or cause a breach of any of the Material Contracts, and no notice to or approval or consent of any other party to any of the Material Contracts is required in order for those Material Contracts to continue in full force and effect without breach, default, acceleration or any change in terms after the Closing.

Section 3.13. Intellectual Property.

(a) Schedule 3.13(a) sets forth an accurate and complete list of all Patents, registered and unregistered Marks and registered Copyrights owned by the Company and its Subsidiaries and used in connection with the business of the Company and its Subsidiaries as currently conducted.

(b) The Intellectual Property owned, and to the knowledge of the Company, the Intellectual Property used, practiced, licensed or otherwise commercially exploited by the Company or its Subsidiaries does not (i) constitute an unauthorized use or misappropriation of any patent, copyright, trademark, trade secret or other intellectual property right of any Person or (ii) infringe, constitute an unauthorized use of, or violate any other right of any Person (including pursuant to any non-disclosure agreements or obligations to which Company or its Subsidiaries or any of their present or former employees or consultants is a party).

(c) Schedule 3.13(c) sets forth a complete and accurate list of all material licenses, sublicenses and other agreements to which the Company and/or its Subsidiaries is a party (i) granting any other Person the right to use the Intellectual Property, or (ii) pursuant to which Company or its Subsidiaries are authorized to use any third party Intellectual Property, which are incorporated in, are, or from a part of any product manufactured, distributed, or sold or any service provided by the Company or any Subsidiary or which are otherwise used (or currently proposed to be used) by the Company or its Subsidiaries in the business of the Company as currently conducted, other than commercial off-the-shelf software.

(d) The Company and each of its Subsidiaries has been and is in material compliance with the terms and conditions of any and all privacy policies and other policies governing the use of its and other Persons’ data, used in connection with the Company’s and its Subsidiaries’ business, as well as all industry standards and applicable laws and regulations on privacy and marketing. No claims, demands, or allegations have been made by any Person or Governmental Authority against the Company or its Subsidiaries asserting that it has not complied with the terms and conditions of any such policies, standards, laws or regulations and to the knowledge of the Company, no such claims are threatened by any Person or Governmental Authority, nor are there, to the knowledge of the Company, any valid grounds for any such claim.

(e) Except as set forth on Schedule 3.13(e), the Intellectual Property owned, and to the knowledge of the Company, the Intellectual Property used, practiced or otherwise commercially exploited by the Company or its Subsidiaries, contains no Publicly Available Material (as defined below), and no Publicly Available Material operates with or has been incorporated in whole or in part into any part therein, and no Publicly Available Material has been used in whole or in part in the development of any part of the Intellectual Property owned by the Company or its Subsidiaries in a manner that may subject Intellectual Property in whole or in part, to all or part of the license obligations governing any Publicly Available Materials.

(f) For purposes of this Agreement, “Publicly Available Materials” means (i) any material that contains, or is derived in any manner (in whole or in part) from, any material that is distributed as free software, open source, “copyleft,” or similar licensing or distribution models, other than material that has been clearly and conspicuously released into the public domain by its copyright holders, and (ii) any material that requires as a condition of its use, modification and/or distribution that such material or other material incorporated into, derived from or distributed with such material: (A) be disclosed or distributed in source code form; (B) be licensed for the purpose of making derivative works; or (C) be redistributable at no charge, other than a nominal fee or copying charge.

Section 3.14. Environmental Matters. Except as set forth on Schedule 3.14, or as would not be reasonably likely to have a Company Material Adverse Effect:

(a) the Company and the Subsidiaries are in compliance with all Environmental Laws (as defined below) applicable to their operations and the use of the Leased Real Properties and the Owned Real Properties;

(b) neither the Company nor any of its Subsidiaries (nor, to the Company’s knowledge, any of the Company’s predecessors or Affiliates) has generated, transported, treated, stored, or disposed of any Hazardous Material (as defined below) at or on the Leased Real Properties or Owned Real Properties, except in compliance with all applicable Environmental Laws, and to the Company’s knowledge, there has been no Release (as defined below) or threat of Release of any Hazardous Material by the Company or any of its Subsidiaries at or on the Leased Real Properties or the Owned Real Properties;

(c) neither the Company nor any of its Subsidiaries has (i) received written notice under the citizen suit provisions of any Environmental Law; (ii) received any written request for information, notice, demand letter, administrative inquiry or written complaint or claim from any Governmental Authority under any Environmental Law; or (iii) been subject to or, to the Company’s knowledge, threatened with any lawsuit or governmental or citizen enforcement action with respect to any Environmental Law or arising from a Release;

(d) the Company and its Subsidiaries have, and there currently are in full force and effect, all Company Licenses (as defined below) required under any Environmental Law for the Company’s or its Subsidiaries’ activities and operations at the Leased Real Properties and Owned Real Properties, and none of the Company or its Subsidiaries has received written notification from any Governmental Authority that any such Company Licenses will be modified, suspended or revoked;

(e) there are no underground storage tanks, landfills, current or former waste disposal areas or polychlorinated biphenyls at or on the Leased Real Properties or Owned Real Properties;

(f) there are no pending or, to the Company’s knowledge, threatened claims under any Environmental Law against (i) the Company or any of its Subsidiaries or (ii) to the Company’s knowledge, any Person whose liability for such claim the Company or any of its Subsidiaries has retained or assumed either by contract or by operation of law, and none of the Company or any of its Subsidiaries has contractually retained or assumed any liabilities that could reasonably be expected to provide the basis for any environmental claim; and

(g) there have been no environmental investigations, studies, tests, audits, reviews or other analyses conducted by, on behalf of, or which are in the possession of, the Company or any of its Subsidiaries which have not been delivered or made available to Parent.

“Environment” means soil, surface waters, groundwater, land, stream sediments, surface or subsurface strata and ambient air. “Environmental Laws” means all laws rules, regulations, orders, decrees, applicable common law, judgments or binding agreements issued, promulgated or entered into by or with any Governmental Authority with applicable authority over such matters, relating to pollution or protection of the Environment, including, without limitation, the federal Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Endangered Species Act and similar federal, state and local laws. “Hazardous Material” means any pollutant, toxic substance, hazardous waste, hazardous material, hazardous substance, petroleum or petroleum-containing product as listed or regulated under any applicable Environmental Law. “Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, depositing, dispersing, migrating or disposing of a Hazardous Material into the Environment or within any building, structure, facility or fixture.

Section 3.15. Insurance. Schedule 3.15 sets forth a list of the material insurance policies held by, or for the benefit of, the Company and its Subsidiaries as of the date of this Agreement, and true, correct and complete copies of all such insurance policies have been delivered or made available to Parent. Each such insurance policy is valid and binding and in full force and effect, all premiums due thereunder have been paid, and neither the Company nor any of its Subsidiaries has received any notice of cancellation or termination in respect of any such policy or notice of default thereunder. Neither the Company nor any of its Subsidiaries has received notice that any insurer under any policy under which the Company or any of its Subsidiaries is covered is denying liability with respect to a claim thereunder or defending any claim under a reservation of rights clause. Except as set forth on Schedule 3.15, since January 1, 2005, neither the Company nor any of its Subsidiaries has filed for any claims exceeding $10,000 against any of its insurance policies, exclusive of health insurance policies. None of such policies will lapse or terminate by reason of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries has received written notice from any of its insurance carriers that any premiums will be materially increased in the future or that any insurance coverage listed on Schedule 3.15 will not be available in the future on substantially the same terms now in effect.

Section 3.16. No Brokers. Neither the Company, its Subsidiaries, the Shareholder nor any of their Affiliates has entered into any contract, arrangement or understanding with any Person that may result in the obligation of such entity to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the transactions contemplated hereby, except that the Company and the Shareholder have retained and will owe fees to RSM EquiCo Capital Markets, LLC.

Section 3.17. Compliance with Laws.

(a) Except as disclosed on Schedule 3.17(a), neither the conduct of the Company’s business as it is currently conducted nor the operation of the System as it is currently operated violates or infringes any law, statute, ordinance, regulation, rule order, judgment or decree of any Governmental Authority or constitutes an event of default under the Franchises currently in effect, except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and the Company has not received any written notice of any such violation or default by the Company or any of its Subsidiaries. Except as disclosed on Schedule 3.17(a), no Person or Governmental Authority has alleged in writing any violation, infringement, or event of default, and no event or circumstance has occurred that with notice, lapse of time or both would constitute a violation, infringement, or event of default thereunder. Schedule 3.17(a) sets forth the true, complete and correct 2007 Basic Signal Leakage Performance Reports (FCC Form 320), which contain the Company’s cumulative leakage index audit for the System as required under FCC Rule 76.611. Except as set forth on Schedule 3.17(a), the System is in material compliance with all the signal leakage criteria prescribed by the FCC for each relevant reporting period.

(b) The Company has delivered or made available to Parent true, correct and complete copies of (i) all FCC rate forms filed by the Company or any of its Subsidiaries with respect to the System, (ii) all other FCC forms filed by the Company or any of its Subsidiaries with respect to the System and (iii) all correspondence by the Company or any of its Subsidiaries with any Governmental Authority relating to rate regulation generally or specific rates charged to subscribers with respect to the System, including copies of any complaints filed with the FCC with respect to any rates charged to subscribers of the System, and any other documentation supporting an exemption from the rate regulation provisions of the Cable Act claimed by the Company or any of its Subsidiaries with respect to the System, in the case of each (i) – (iii), to the extent filed, sent, or received on or after January 1, 2004. Schedule 3.17(b) sets forth a list of (a) all pending complaints with respect to any rates which have been filed by the Company or any of its Subsidiaries with the FCC for the System, (b) any franchising authority that has filed FCC Form 328 for certification to regulate any of the rates of the System since January 1, 2004, and (c) any other complaints, formal or informal, which have been filed against the Company or any of its Subsidiaries, at the FCC. Neither the Company nor any of its Subsidiaries has received any notice from any Governmental Authority with respect to an intention to enforce customer service standards pursuant to the Cable Act, and neither the Company nor any of its Subsidiaries has agreed with any Governmental Authority to establish customer service standards that exceed the FCC standards promulgated pursuant to the Cable Act. Except as set forth on Schedule 3.17(b), the System has been conducted, and at the Closing will be conducted, in accordance with the Cable Act and the rules and regulations of the FCC promulgated thereunder. The Company and its Subsidiaries have timely submitted to the FCC all required filings, including cable television registration statements, annual reports, employment reports, aeronautical frequency usage notices, universal service fund worksheets and related filings, and any applicable traffic and circuit reports.

(c) The Company and its Subsidiaries have timely submitted all reports to state regulatory agencies as required by such agencies by virtue of the Company and its Subsidiaries holding the Franchises and the Company Licenses.

(d) The Company has delivered or made available to Parent true, correct and complete copies of all current reports and filings for the reporting periods beginning with January 1, 2004, that have been made or filed by the Company pursuant to the Copyright Act and the rules and regulations of the U.S. Copyright Office with respect to the System, and, regarding those reports and filings to be made or filed by the Company with the U.S. Copyright Office with respect to the System between the date of this Agreement and the Closing, the Company will deliver the same to Parent promptly after filing. The Company has timely filed all semi-annual statements of account and paid all compulsory licensing fees required by the Copyright Act and the rules and regulations of the United States Copyright Office with respect to the System.

Section 3.18. Franchises and Company Licenses. Schedule 3.18 contains (i) a description of the Franchises and (ii) a true, correct and complete list of all material licenses, telecommunications franchises, permits, authorizations, registrations and certifications of any Governmental Authority, which have been issued to the Company, any of its Subsidiaries or any of their Affiliates and are currently in effect (excluding the Franchises, the “Company Licenses”). The Company has delivered or made available to Parent a true, correct and complete copy of each Franchise and Company License. The Franchises and the Company Licenses represent all of the licenses, permits, authorizations, registrations and certifications necessary to operate the Company’s business as it is operated on the date hereof and as would reasonably be expected to be required as of immediately prior to the Closing. Each Franchise and Company License is valid and in full force and effect, except to the extent the failure of any Company License to be valid and in full force and effect would not have or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Franchises or any of the Company Licenses is subject to any conditions or restrictions other than such as may exist by virtue of acts of the United States Congress, the rules and regulations of federal regulatory agencies or laws and rules adopted by the various Governmental Authorities in the jurisdictions where the Company or any of its Subsidiaries operates the Company’s business or as would not have or reasonably be expected to have a Company Material Adverse Effect. Other than orders, actions, proceedings or investigations generally applicable to the cable television or telecommunications industries in the United States or in the State of Alabama, there are no proceedings pending which could materially and adversely affect the validity of the Franchises, the Company Licenses or the terms and provisions thereof. There is no investigation or proceeding pending or, to the knowledge of the Company, threatened that could result in the termination, revocation, suspension, or restriction of any Franchise or Company License or the imposition of any fine, penalty or other sanctions for violation of any legal or regulatory requirements relating to any Franchise or Company License, except to the extent the termination, revocation, suspension, or restriction of any Franchise or Company License or the imposition of any fine, penalty or other sanctions would not have or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Except as disclosed on Schedule 3.18, (i) the System and the other assets of the Company and its Subsidiaries are being operated, and the Company’s business is being conducted, in compliance with the Franchises and the Company Licenses in all material respects, (ii) neither the Company nor any of its Subsidiaries has received any notice from a Governmental Authority threatening any enforcement action with respect to the Franchises, stating that the System is not in compliance with the terms of the Franchises or stating that the Franchises will not be renewed, (iii) neither the Company nor any of its Subsidiaries has received any notice threatening any enforcement action with respect to any Company License, stating that the System is in noncompliance with the terms of such Company License or stating that such Company License will not be renewed, or will be revoked or altered (iv) no Governmental Authority currently has any right to purchase the System or any portion thereof, (v) none of the Franchises or the Company Licenses are, to the Company’s knowledge, under consideration to be revoked or adversely modified in any material respect and (vi) there are no undisclosed material obligations with respect to the Franchises or the Company Licenses, other than those set forth in the Franchises or the Company Licenses. Except as set forth in Schedule 3.18, none of the Franchises or the Company Licenses shall be affected in any manner by the consummation of the transactions contemplated hereby, except to the extent such effect would not have or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.19. System.

(a) Schedule 3.19(a) sets forth a true, correct and complete statement, to the Company’s knowledge, as of the date set forth in Schedule 3.19(a), of the following information with respect to the System:

(i) the approximate number of route miles included in the Company and its Subsidiaries’ assets and served by the System’s headend;

(ii) the approximate number of homes passed in the System;

(iii) the applicable MHz capacity and the channel capacity of the System; and

(iv) the number of subscribers served by the System by subscriber type.

(b) Schedule 3.19(b) sets forth a complete and accurate description of the following information relating to the System, as of the date of this Agreement:

(i) (A) a description of the broadcast basic service, expanded basic service, the digital service, pay TV and a la carte services, and voice and data services available from the System, (B) a rate code table showing all rate codes including retail rates and discounts as of September 30, 2007, (C) retail rate cards for September 30, 2007, and (D) subscriber counts by tier of service for September 30, 2007; and

(ii) the stations and signals carried by the System, the channel position of each such signal and station and all FCC aeronautical frequencies utilized by the System.

The System is capable of providing all channels, stations and signals reflected as being carried by the System on Schedule 3.19(b).

(c) Except for regularly scheduled franchise fees that have accrued under the Franchises, which fees have been computed in accordance therewith and timely paid in full, there are no franchise fees payable with respect to the Franchises. There are no fees payable with respect to any conduit agreement. Neither the Company nor any of its Affiliates has been notified in writing by any Governmental Authority or other Person regarding any material adjustment to the amount of franchise fees to be paid by the Company to such Governmental Authority or Person.

(d) Neither the Company nor any of its Affiliates has received any FCC order requiring the System to carry a television broadcast signal or to terminate carriage of a television broadcast signal, and to the Company’s knowledge, no television broadcast station has complained to the Company or filed a written complaint with the FCC claiming that the Company carried or refused to carry a television broadcast signal in violation of the requirements of the FCC’s mandatory broadcast signal carriage rules.

(e) Except as described on Schedule 3.19(e), (i) there are no unfulfilled binding material commitments for capital improvements obligated to be made in connection with the System, (ii) no commitment to any Governmental Authority has been made to maintain a local office in any location and (iii) no commitment has been made to any Governmental Authority to pay franchise fees or other amounts to any such Governmental Authority after the date hereof in excess of the amounts set forth in the Franchises.

(f) Schedule 3.19(f) contains a list of all conduit access and pole attachment agreements used in the Company’s business or needed to conduct the Company’s business. All of the conduit in which any underground coaxial cable is used to serve customers of the System on the date hereof and on the Closing Date is owned exclusively by the Company or its Subsidiaries. All underground coaxial cable used in the operation of the System to serve customers on the date hereof and on the Closing Date is located within such conduit (except for “drops” that are direct-buried and except for other non-material portions of such coaxial cable). Neither the Company nor, to the Company’s knowledge, any other Person has granted any other Person any right to use such conduit.

Section 3.20. Conduct of Business in Ordinary Course of Business. Except as disclosed on Schedule 3.20, since the date of the Base Balance Sheet, the Company has conducted its business in the ordinary course of business consistent with the Company’s past practice, and has not (i) made any material increase in compensation payable or to become payable, or benefits provided or to become provided, to any of the employees of the Company or any of its Subsidiaries, or any material change in personnel policies, insurance benefits or other compensation arrangements affecting the employees of the Company or any of its Subsidiaries, in each case other than in the ordinary course of business, (ii) made any sale, assignment, lease or other transfer of, or incurred any indebtedness or Encumbrance including leases and licenses granted by the Company to a third party (other than a Permitted Encumbrance) with respect to, any of the Company or its Subsidiaries’ assets (other than inventory used, sold or destroyed in the ordinary course of business), other than obsolete assets no longer usable in the operation of the Company’s business or other assets sold or disposed of in the ordinary course of business with suitable replacements being obtained therefor as reasonably necessary or advisable for the continued operation of the Company’s business, (iii) made any offers to existing or prospective customers inconsistent with the disclosure set forth on Schedule 3.19(b) or (iv) suffered any Company Material Adverse Effect.

Section 3.21. Letters of Credit, Bonds, Etc.. Except as set forth on Schedule 3.21, there are no letters of credit or franchise, construction, fidelity, performance, surety or other bonds, or guarantees in lieu of bonds, posted or required to be posted by the Company or its Affiliates in connection with the operation of the Company’s business.

Section 3.22. Accounts Receivable. All of the accounts receivable related to the Company’s business (a) are reflected and properly recorded on the books and records of the Company, including the Financial Statements; (b) represent sales actually made in the ordinary course of business consistent with past practice for goods or services delivered or rendered in bona fide arm’s-length transactions; (c) constitute valid, undisputed or adequately reserved claims, (d) are not subject to any assertions of set-off, reduction, counterclaim, claim or, to the Company’s knowledge, dispute, in any case in excess of the amount reserved against such items; (e) have not been extended or rolled over in order to make them current; (f) are current except as set forth in the aging report attached hereto as Exhibit B (the “Aging Report”); and (g) are or will be represented by one or more invoices, each of which has been generated in the ordinary course, and provides for payment to be made, in the name of the Company. The accounts receivable data set forth in the Aging Report is true, complete and correct in all material respects as of the date thereof and was prepared consistent with past practice.

Section 3.23. Assets of Company. Upon the consummation of the Closing, the assets and properties owned and validly licensed by the Company and its Subsidiaries will comprise all the assets and properties necessary to permit Parent and Buyer to conduct the Company’s Business and operate the System in the same manner as the Company’s business is being conducted and the System is being operated on the date hereof and at the Closing Date.

Section 3.24. Exclusive Dealing. Except as permitted by Section 7.1(o), Neither the Company nor any of its Affiliates is a party to any currently effective agreement involving, directly or indirectly, the sale or transfer of any Securities of the Company, any assets of the Company or any of its Subsidiaries (other than inventory in the ordinary course), or the System to any Person other than Parent and Buyer.

Section 3.25. No Material Adverse Effect. Since December 31, 2006, no event or circumstance has occurred and no condition has existed that has had, or that could reasonably be expected to have, a Company Material Adverse Effect.

Section 3.26. Knowledge. Whenever a representation or warranty made by the Company herein refers to the “knowledge of the Company”, the “Company’s knowledge” or a similar phase, such knowledge shall be deemed to consist only of the actual knowledge, after reasonable investigation and inquiry, on the date hereof and on the Closing Date, of C. Christopher Dupree, James Etheridge and Todd Andrews.

ARTICLE IV -REPRESENTATIONS AND WARRANTIES OF

PARENT AND BUYER

Parent and Buyer hereby jointly and severally make to the Company and the Shareholder each of the representations and warranties contained in this Article IV.

Section 4.1. Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and each has all requisite corporate power and authority to own, use, operate, lease and transfer its properties and to carry on its respective business as currently conducted. Buyer is duly licensed or qualified to do business as a foreign corporation under the laws of each jurisdiction in which the character of its properties or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined below). “Parent Material Adverse Effect” means any event, change, circumstance, effect or state of facts that (i) is or could reasonably be expected to be materially adverse to the business, financial condition, operations, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that a Parent Material Adverse Effect under this clause (i) shall not include the effect of any event, change, circumstance, effect or state of facts arising out of or attributable to any of the following: (1) matters affecting the telecommunications industry generally, including the multi-channel video programming distribution, voice communications (including voice over internet protocol) or high speed internet services industries, that do not affect Parent’s business disproportionately as compared to other similarly situated participants in the telecommunications industry, (2) the public announcement of this Agreement or the fact that this Agreement will be consummated or (3) any changes in federal or state laws that do not affect Parent’s business disproportionately as compared to other similarly situated participants in the telecommunications industry or (ii) has prevented, materially impaired or materially delayed, or could reasonably be expected to prevent, materially impair or materially delay, the ability of Parent or Buyer to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

Section 4.2. Authorization; Validity of Agreement; Necessary Action. Each of Parent and Buyer has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by Parent and Buyer of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action by the board of directors of Parent and the board of directors of Buyer and by Parent as the sole stockholder of Buyer, and no other action on the part of Parent or Buyer is necessary to authorize the execution and delivery by Parent or Buyer of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Buyer and, assuming due and valid authorization, execution and delivery hereof by each of the Company and the Shareholder, is a valid and binding obligation of each of Parent and Buyer, as the case may be, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by the General Enforceability Exceptions.

Section 4.3. No Conflict; Consents. The execution and delivery by Parent and Buyer of this Agreement, and the consummation by Parent and Buyer of the Transaction and the other transactions contemplated hereby in accordance with the terms hereof, do not (i) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination of, any contract, agreement, permit, license, authorization or obligation to which Parent or Buyer is a party or by which its assets are bound; (ii) violate any provision of the organizational documents of Parent or Buyer; (iii) cause Parent or Buyer to violate any provision of any law, regulation or rule, or any order of, or any restriction imposed by, any court or other Governmental Authority applicable to Parent or Buyer; or (iv) except as set forth on Schedule 4.3, require from Parent or Buyer any notice to, declaration or filing with, or consent or approval of any Governmental Authority or other third party.

Section 4.4. Required Financing. Parent has delivered to the Company a copy of that certain commitment letter dated November 2, 2007 issued by General Electric Capital Corporation, CoBank, ACB, CIT Lending Services Corporation and Raymond James Bank, FSB (the “Commitment Letter”) which, subject to the conditions specified in such Commitment Letter, will provide Parent with sufficient funds to consummate the Transaction, including, without limitation, to pay the Total Consideration in accordance with this Agreement (such funding, the “Financing”). The Commitment Letter is not subject to any conditions other than as set forth therein, has been duly executed by Parent and, to Parent’s knowledge, by all other parties thereto, and is in full force and effect on the date hereof. All commitment and other fees required to be paid under the Commitment Letter prior to the date hereof have been paid. As of the date hereof, Parent believes in good faith that it will be successful in obtaining the Financing contemplated by the Commitment Letter.

Section 4.5. Brokers. Neither Parent, Buyer, nor any of either of their Affiliates has entered into any contract, arrangement or understanding that will result in the obligation of such Person to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Transaction.

Section 4.6. Litigation. Except for actions, proceedings or investigations affecting the cable television and telecommunications industries in general, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the senior management of Parent or Buyer, threatened against Parent or Buyer, and neither Parent nor Buyer is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Authority that, in either case, would be reasonably likely, individually or in the aggregate, to (a) prevent or materially delay the consummation of the Transaction or (b) otherwise prevent or materially delay performance by Parent or Buyer of any of their material obligations under this Agreement.

Section 4.7. No Other Representations. Parent and Buyer understand and agree that they are acquiring the Company through the Transaction without reliance upon any express or implied representations or warranties of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to the Company, any of its Subsidiaries or the Shareholder, except for the representations and warranties made by the Company and the Shareholder that are expressly set forth in Article III of this Agreement.

ARTICLE V -CONDUCT OF BUSINESS PENDING THE CLOSING

Section 5.1. Conduct of Business Prior to Closing. The Company and the Shareholder agree that, between the date hereof and the Closing Date, the Company and its Subsidiaries shall operate their respective businesses and use and maintain their respective assets solely in the ordinary course of business, consistent with past practices and shall use all commercially reasonable efforts to preserve their business relationships with their respective customers, employees and other Persons having a business relationship with the Company and each of its Subsidiaries. Except as described in Schedule 5.1 and without limiting the generality of the foregoing, the Shareholder and the Company specifically agree that, without Parent’s prior written consent, the Shareholder, the Company and its Subsidiaries will not:

(a) authorize for issuance, issue or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), or modify the terms (through amendment, reclassification, reorganization, merger or otherwise) of, any Securities or equity equivalents or the Company or any of its Subsidiaries;

(b) make any change to the articles of incorporation (or other organizational documents (other than the bylaws)) of the Company or any of its Subsidiaries, or change the authorized capital stock or equity interests of the Company or any of its Subsidiaries, and with respect to the Shareholder, enter into any agreement or agreements (or discussions regarding any such agreement) for the sale, transfer, pledge or other disposition of the Securities of the Company or its Subsidiaries or consummate any such sale, transfer, pledge or other disposition;

(c) materially change accounting policies or procedures, including, without limitation, changes in accounting policies and procedures with respect to salaries and benefits, bad debt, charitable donations, lease payments and non-core business expenses, except as required by law or by GAAP;

(d) increase the rates of direct compensation or bonus compensation payable or to become payable to any officer, director or employee of the Company or any Subsidiary, except (i) in the Company’s ordinary course of business consistent with past practice with respect to both timing and amount, (ii) with respect to bonuses, in accordance with the Company’s bonus plans or procedures set forth on Schedule 5.1 and in the Company’s ordinary course of business with respect to both timing and amount, and (iii) as otherwise agreed between the parties;

(e) make any material acquisition or capital expenditure other than (i) in the ordinary course of business or (ii) as necessary to comply with the Franchises and the Company Licenses;

(f) fail to use, preserve and maintain the assets of the Company and its Subsidiaries on a basis consistent with past practice and fail to keep such assets, in all material respects, in good working condition, ordinary wear and tear excepted;

(g) fail to maintain the insurance policies covering the assets of the Company and its Subsidiaries that are in effect as of the date of this Agreement;

(h) fail to pay the debts and obligations incurred by the Company and its Subsidiaries as they become due or waive, release or assign any material rights or claims;

(i) commit any act or omit to do any act which effectuates or causes an amendment or modification to, or a breach of or termination of (excluding any expiration due to the passage of time), any of the contracts set forth on Schedule 3.12, enter into any lease for real property that is not terminable without penalty on no more than sixty (60) days notice, materially modify or amend or enter into any lease for the headend site or enter any contract outside the ordinary course of business, provided that anything in this Agreement notwithstanding, the Company shall be allowed to review, modify and enter into programming agreements in the ordinary course of business upon compliance with Section 5.1(u) (if applicable);

(j) fail to maintain the Company’s and its Subsidiaries’ books, accounts and records in the usual manner and on a basis consistent with past practice, except as required by law or by GAAP;

(k) enter into any agreement or agreements (or discussions regarding any such agreement) for the sale or transfer of any material assets, or consummate any such sale or transfer, except for sales of obsolete equipment no longer usable in the operation of the Company’s business and as permitted under Section 7.2(o);

(l) change the rates or packages offered to the Company’s customers, provided that the Company shall not be precluded from (i) seeking usual and ordinary rate increases or (ii) decreasing rates as required by applicable law;

(m) fail to bill and collect from customers on a basis consistent with past practices;

(n) fail to promptly inform Parent in writing of any event, condition or circumstance that could be reasonably expected to result in a Company Material Adverse Effect;

(o) fail to maintain inventory and spare equipment at levels consistent with the Company’s past practice;

(p) fail to maintain capital expenditures in accordance with the Company’s capital expenditures budget set forth on Schedule 5.1(p) and as otherwise necessary to comply with the Franchises and the Company Licenses;

(q) create, assume or permit to exist any Encumbrance upon any assets except for Permitted Encumbrances;

(r) fail to continue to advertise in a manner that is consistent with past practice;

(s) change any method of tax accounting or make a tax election or change an existing tax election;

(t) fail to timely notify Parent of and, at Parent’s timely request, discuss all planned material sales and marketing programs, including all new sales offers, discount plans or customer retention plans;

(u) add any programming channels in addition to those set forth on Schedule 3.19(b), unless the Company provides Parent with notice of such proposed addition and within twenty (20) days of Parent’s receipt of such notice, Parent does not object to such addition by written notice to the Company;

(v) fail to implement procedures for disconnection and discontinuance of service to subscribers whose accounts are delinquent in accordance with the Company’s policies and practices as in effect during the six month period preceding the date of this Agreement;

(w) dispose of, license or permit to lapse any rights in, to or for the use of any material Intellectual Property used in the Company’s business;

(x) settle any material claims, actions, arbitrations, disputes or other proceedings, including any such matters that would result in the Company or any Subsidiary being enjoined in any material respect from engaging in the transactions contemplated by this Agreement or materially adversely affecting the Company’s business;

(y) waive, release or assign any material right relating to the Company’s business or assets; and

(z) enter into any agreement, commitment or undertaking to do any of the activities prohibited by the foregoing provisions or that is otherwise inconsistent with the foregoing.

ARTICLE VI -ADDITIONAL AGREEMENTS

Section 6.1. Access to Information and System.

(a) Between the date of this Agreement and the Closing Date, the Company shall, and shall cause each of its Subsidiaries and each of the Company’s and its Subsidiaries’ officers, employees and agents, to give Parent and Buyer and their representatives reasonable access upon reasonable notice to the facilities, properties, employees, books and records, systems and operations (including billing and information technology) of the Company and its Subsidiaries as from time to time may be reasonably requested.

(b) Any such investigation by Parent or Buyer shall not unreasonably interfere with or disrupt any of the businesses or operations of the Company or its Subsidiaries. Neither Parent nor Buyer shall, prior to the Closing Date, have any contact whatsoever with respect to the Company or any of its Subsidiaries or with respect to the transactions contemplated by this Agreement with any partner, lender, lessor, vendor, customer, supplier, employee or consultant of the Company or any of its Subsidiaries, except in consultation with the Company and then only with the express prior approval of the Company, which approval shall not be unreasonably withheld, conditioned or delayed. All requests by Parent or Buyer for access or information shall be submitted or directed exclusively to an individual or individuals to be designated by the Company. Neither Parent nor Buyer shall be permitted to conduct any invasive tests on any Property without the prior written consent of the Company; provided, however, that Parent may, at its expense, have Phase 1 environmental assessments performed on the properties set forth on Schedule 6.1(b) prior to the Closing Date.

Section 6.2. Confidentiality. The parties shall adhere to the terms and conditions of that certain letter agreement dated on or about August 1, 2007 by and between Parent and the Company (the “Confidentiality Agreement”).

Section 6.3. Consents and Filings; Further Assurances.

(a) Each of the Shareholder, the Company, Parent and Buyer shall use their respective commercially reasonable efforts to obtain the authorizations, consents, orders and approvals necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement. If required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) and if the appropriate filing of a Notification and Report Form for Certain Mergers and Acquisitions pursuant to the HSR Act has not been filed prior to the date hereof, each party hereto agrees to make an appropriate filing of a Notification and Report Form for Certain Mergers and Acquisitions with respect to the transactions contemplated by this Agreement within ten (10) Business Days after the date hereof, to request early termination of the applicable waiting period and to supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act. The parties hereto shall promptly respond to any requests for additional information from any Governmental Authority or other third party in respect thereof. Parent and the Shareholder shall each pay one-half of all filing and related fees in connection with any such filings that must be made by any of the parties under the HSR Act. Each of Parent, Buyer, the Shareholder and the Company hereby covenants and agrees to use its commercially reasonable efforts to secure termination of any waiting periods under the HSR Act or any other applicable law and to obtain the approval of the Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “DOJ”) or any other Governmental Authority, as applicable, for the Transaction and the other transactions contemplated hereby; provided, however, that notwithstanding any other provision of this Agreement, Parent shall not be required, as a condition to obtaining such approval, to divest or hold separate or otherwise take or commit to take any action or enter into any agreement that limits its freedom of action with respect to all or any portion of Parent’s or any of its Subsidiaries’ assets, businesses or lines of business, and neither the Shareholder, the Company nor any of its Subsidiaries shall make any such divestiture or take any such action or make any such commitment with respect to the Company or any of its Subsidiaries’ business or assets in connection with obtaining any such approval without Parent’s prior written consent.

(b) Each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the transactions contemplated by this Agreement and all other agreements contemplated hereby as promptly as practicable, including to (i) obtain the consents and approvals of the third parties and Governmental Authorities listed on Schedule 3.4 and (ii) promptly make all necessary filings, and thereafter make any other required submissions required under applicable law with respect to this Agreement and the transactions contemplated herein.

(c) Section 6.3(b) notwithstanding, the Shareholder and the Company shall use commercially reasonable efforts to prepare and file, or cause to be prepared and filed, within 30 Business Days after the date of this Agreement, all applications, including FCC Forms 394 or other appropriate forms required to be filed (i) with the FCC and (ii) with any other Governmental Authority that are necessary for the transfer of control of the Franchises in connection with the consummation of the Transaction. Parent shall provide to the Shareholder and the Company all information deemed reasonably necessary by the Shareholder and the Company for the completion of the FCC Forms 394 required to be filed in order to obtain the approvals necessary to transfer the Franchises (including information reasonably required by the terms of the Franchises and requested by the Company), and agrees to cooperate reasonably, diligently, and in good faith with the Shareholder and the Company in the preparation of such FCC Forms 394 to permit the filing of such FCC Forms 394. Following the execution hereof, until the Closing, the Shareholder and the Company shall timely send or cause to be sent all required renewal letters with respect to the Franchises pursuant to Section 626(a) of the Cable Act to the proper Governmental Authority. The Shareholder and the Company shall not and shall cause its Subsidiaries to not, without Parent’s prior written consent, agree or accede to any material modifications or amendments to, or in connection with, or the imposition of any material condition to the renewal of, any of the Franchises that, individually or in the aggregate, will impose a material obligation on Parent following the Closing. The Shareholder and the Company shall, to the extent reasonably practicable, notify Parent of all meetings, hearings and other discussions before or with Governmental Authorities in connection with the renewal or extension of any Franchise, any governmental authorization relating to a Franchise or the granting of a Required Consent (as defined below) such that Parent’s representatives can participate to the extent reasonably practicable in such proceedings.

(d) Section 6.3(b) notwithstanding, the Shareholder and the Company shall use commercially reasonable efforts to prepare and file, or cause to be prepared and filed, within 30 Business Days after the date of this Agreement, all applications required to be filed with the FCC and with any other Governmental Authority that are necessary for the transfer of control of any Company Licenses in connection with the consummation of the Transaction. Parent shall provide to the Shareholder and the Company all information deemed reasonably necessary by the Shareholder and the Company for the completion of the applications necessary to obtain the approvals necessary to transfer the Company Licenses (including information reasonably required by the terms of the Company Licenses and requested by the Shareholder and the Company), and agrees to cooperate reasonably, diligently, and in good faith with the Shareholder and the Company in the preparation of such applications to permit the filing of such applications. From the date of this Agreement until the Closing Date, upon Parent’s request, the Shareholder and the Company shall use commercially reasonable efforts to obtain an extension or renewal of any Company License that has expired or will expire prior to July 31, 2007, and such extension or renewal shall be for a term reasonably requested by Parent and shall otherwise be on substantially the same or on other commercially reasonable terms that are reasonably acceptable to Parent. The Shareholder and the Company shall not and shall cause its Subsidiaries to not, without Parent’s prior written consent, agree or accede to any material modifications or amendments to, or in connection with, or the imposition of any material condition to the renewal of, any of the Company Licenses that, individually or in the aggregate, will impose a material obligation on Parent following the Closing. The Shareholder and the Company shall, to the extent reasonably practicable, notify Parent of all meetings, hearings and other discussions before or with Governmental Authorities in connection with the renewal or extension of any Company License or the granting of a Required Consent such that Parent’s representatives can participate to the extent reasonably practicable in such proceedings.

(e) Upon Parent’s reasonable request, the Shareholder and the Company shall deliver with each FCC Form 394 a proposed Franchise transfer resolution, which will include a request to extend, for a term of 36 months following the Closing, on substantially the same or on other commercially reasonable terms that are reasonably acceptable to Parent, any Franchise that has expired or will expire after the date hereof and prior to the date which is 30 months after the Closing Date in accordance with its terms. From the date of this Agreement until the Closing, upon Parent’s reasonable request, the Shareholder and the Company shall seek to obtain any such extension or renewal of any Franchise that has expired or will expire after the date hereof and prior to the date which is 30 months after the Closing Date in accordance with its terms in the ordinary course of business, provided, that, in any event, the Shareholder and the Company will use commercially reasonable efforts to obtain such extension or renewal (i) with a term of 36 months following the Closing and (ii) on substantially the same or on other commercially reasonable terms that are reasonably acceptable to Parent.

(f) From the date of this Agreement until the Closing Date, upon Parent’s request, the Shareholder and the Company shall use commercially reasonable efforts to obtain an extension or renewal of any lease set forth on Schedule 6.3(f), and such extension or renewal shall be for a term of up to 36 months (as so requested by Parent) and shall otherwise be on substantially the same or on other commercially reasonable terms that are reasonably acceptable to Parent; provided, however, that no such extension or renewal shall require the Company to incur or pay any extension or renewal fees; provided further, however, that no ordinary course rental increase will be considered an extension or renewal fee.

(g) The Shareholder and the Company shall not, and shall not permit any Subsidiary to, agree, without Parent’s prior written consent to any material change to the terms of any Franchise, Company License or Material Contract as a condition to obtaining any consent or approval related to such Franchise, Company License or Material Contract. If in connection with obtaining any consent or approval, a Governmental Authority or other third party seeks to impose any condition or adverse change to any Franchise, Company License or Material Contract to which such consent or approval relates as a requirement for granting such consent or approval, the Shareholder and the Company shall promptly notify Parent of such fact, and the Shareholder and the Company shall not agree to such condition or adverse change unless Parent shall, in its reasonable discretion, consent to such condition or change in writing.

(h) Each of Parent and Buyer shall use commercially reasonable efforts to assist the Shareholder and the Company in obtaining the Required Consents, including (i) providing to such third parties and Governmental Authorities such financial statements and other financial information as such third parties or Governmental Authority may reasonably request and (ii) agreeing to commercially reasonable adjustments to the terms of the Franchises, Company Licenses and Material Contracts with such third parties and Governmental Authorities (provided that neither party hereto shall be required to agree to any adjustment increasing the amount payable with respect thereto).

Section 6.4. Officers’ and Directors’ Indemnification.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Closing Date, a director, officer, employee, fiduciary or agent of the Company or any of its Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer, employee, fiduciary or agent of the Company or any of its Subsidiaries, or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise or (ii) the negotiation, execution or performance of this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Closing Date, the Company, Parent and Buyer agree to cooperate and use their reasonable best efforts to defend against and respond thereto. It is understood and agreed that the Company shall indemnify and hold harmless, and after the Closing Date Parent shall indemnify and hold harmless, as and to the full extent permitted by applicable law, each Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, demand, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Closing Date), (A) the Company, and Parent after the Closing Date, shall promptly pay expenses incurred by each Indemnified Party as the same are incurred in advance of the final disposition of any claim, suit, proceeding or investigation to such Indemnified Party, (B) the Indemnified Parties may retain counsel satisfactory to them, and the Company, and Parent after the Closing Date, shall pay all fees and expenses of such counsel for the Indemnified Parties within thirty (30) days after statements therefor are received and (C) the Company, and Parent after the Closing Date, will use their respective reasonable best efforts to assist in the vigorous defense of any such matter; provided, however, that none of the Company or Parent shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); and provided further that the Company and Parent shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim indemnification under this Section 6.4, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Company, and Parent after the Closing Date, thereof; provided that the failure to so notify shall not affect the obligations of the Company and Parent except to the extent such failure to notify materially prejudices such party.

(b) Parent and Buyer agree that all rights to indemnification or exculpation existing in favor of, and all limitations on the personal liability of, each present and former director, officer, employee, fiduciary and agent of the Company and its Subsidiaries provided for in their respective articles of incorporation or by-laws or otherwise in effect as of the date hereof shall continue in full force and effect for a period of six (6) years from the Closing Date; provided, however, that all rights to indemnification in respect of any claims asserted or made within such period shall continue until the disposition of such claim. From and after the Closing Date, Parent also agrees to indemnify and hold harmless the present and former officers and directors of the Company and its Subsidiaries in respect of acts or omissions occurring prior to the Closing Date to the extent provided in any written indemnification agreements between the Company and/or one or more of its Subsidiaries.

(c) On the Closing Date, Parent shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s and its Subsidiaries’ directors and officers in a form reasonably acceptable to the Company that shall provide such directors and officers with coverage for six (6) years following the Closing Date of not less than the existing coverage and have other terms not materially less favorable to, the insured Persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company. Parent shall maintain such policy in full force and effect, and continue to honor the obligations thereunder.

(d) The obligations under this Section 6.4 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.4 applies without the consent of such Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 6.4 applies shall be third party beneficiaries of this Section 6.4 and shall be entitled to enforce the covenants contained herein).

(e) In the event Parent or its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 6.4.

Section 6.5. Tax Matters.

(a) Preparation and Filing of Tax Returns.

(i) The Shareholder shall prepare and file, or shall cause to be prepared and filed, all Tax Returns of the Company and its Subsidiaries with respect to Pre-Closing Periods which are due after the Closing Date, and the Shareholder shall use the Company’s certified public accountant, Jackson Thornton LLP, to prepare such Tax Returns, so long as such accountant is willing to perform such services upon reasonable terms and conditions, and shall provide each such Tax Return to Parent for its review and comment at least fifteen (15) Business Days prior to the date on which such Tax Return is to be filed, and the Shareholder shall make changes to each such Tax Return as are reasonably requested by Parent so long as such changes are permitted by applicable law. Such Tax Returns shall be prepared in a manner consistent with past practices except as required by changes in applicable law. To the extent permitted by applicable law, the Shareholder shall include any income, gain, loss, deduction or other tax items for such periods on his Tax Returns in a manner consistent with the Schedule K-1s prepared by the Company for such periods. Further, the Shareholder shall cause any amounts shown to be due on such Tax Returns to be remitted to the applicable taxing authorities no later than the due date of such Tax Returns.

(ii) Parent (and its Subsidiaries and Affiliates) shall not amend any Tax Returns of the Company or its Subsidiaries for any Pre-Closing Period without the prior written consent of the Shareholder, which consent shall not be unreasonably withheld.

(b) End of Tax Year. Parent shall not take any action, or permit any action to be taken, that may prevent the tax year of the Company and its Subsidiaries from ending for federal and applicable state, local and foreign income tax purposes at the end of the day on the Closing Date.

(c) S Corporation Status. The Company and the Shareholder shall not take or allow any action, other than the sale of the Company’s stock pursuant to this Agreement, that would result in the revocation or termination of the Company’s status as a validly electing S corporation within the meaning of Code §1361 and §1362 (and corresponding provisions of state or local Tax law).

(d) Cooperation on Tax Matters. Notwithstanding anything to the contrary in Sections 8.4 and 8.5, Parent and the Shareholder shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of Tax Returns or any amended Tax Returns, any Tax audits, Tax proceedings or other Tax-related claims, the authorization and execution of any appropriate powers of attorney to accomplish the foregoing, allowing the Shareholder to review Tax Returns to determine or verify the proper amounts payable thereunder, and any mechanisms or payment processes reasonably requested by the Shareholder to pay any Tax refunds to the Shareholder to the extent, but only to the extent, that the Shareholder is entitled thereto pursuant to Section 6.5(f) hereof. Such cooperation shall include, upon the Shareholder’s request, providing records and information that are reasonably relevant to any such matters, making employees available on a mutually convenient basis to provide additional information, and explaining any materials provided pursuant to this Section 6.5. Without the prior written consent of the Shareholder, neither Parent nor Buyer will make any election under Code §338 (or any corresponding provision of state or local Tax law). Parent and its Subsidiaries and Affiliates shall not destroy or dispose of any Tax workpapers, schedules or other materials and documents supporting Tax Returns of the Company and its Subsidiaries for Pre-Closing Periods until the seventh (7th) anniversary of the Closing Date without the prior written consent of the Shareholder and, before any disposition or destruction of such materials at any time, Parent shall give the Shareholder the opportunity to take possession of such materials and documents.

(e) Transfer Taxes. All transfer, value added, excise, stock transfer, stamp, recording, registration and any similar Taxes (including penalties and interest thereon, “Transfer Taxes”) that become payable in connection with the Transaction and other transactions contemplated hereby shall be borne 50% by Parent and 50% by the Shareholder. The applicable parties shall cooperate in filing such forms and documents as may be necessary to permit any such Transfer Tax to be assessed and paid on or prior to the Closing Date in accordance with any available pre-sale filing procedure, and to obtain any exemption or refund of any such Transfer Tax. The Shareholder shall have no obligation for any Taxes that arise from actions taken by Parent or Buyer after the Closing Date with respect to the Company or its assets.

(f) Tax Refunds. The Shareholder shall be entitled to receive from the Company (or its Affiliates) all Tax refunds for Taxes paid with respect to Pre-Closing Periods. The Shareholder shall have no obligation for any Taxes that arise from actions taken by Parent or Buyer after the Closing Date with respect to the Company or its assets.

Section 6.6. Books and Records. Parent and Buyer shall, and shall cause the Company and each of the Company’s Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Company and its Subsidiaries in existence on the Closing Date and to make the same available for inspection and copying by the Shareholder at the expense of the Shareholder during the normal business hours of Parent, Buyer, the Company or such Subsidiary, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date without first advising the Shareholder in writing and giving the Shareholder a reasonable opportunity to obtain possession thereof.

Section 6.7. Employment Matters.

(a) As of the Closing Date, the Company shall have terminated all Company Plans except for those Company Plans that Parent requests not be terminated. Parent shall take all necessary action so that, after the Closing Date, any current or former employee of the Company who is eligible to participate in a Company Plan as of the Closing Date shall either be eligible to continue his or her participation in such Company Plan or participate in a corresponding employee benefit plan maintained by Parent or any of its subsidiaries, subject to the terms of such corresponding plan. Unless otherwise agreed to in writing by the parties, within thirty (30) days prior to the Closing Date, Parent shall provide written notification to Company of the Company Plans to be terminated and Company plans to be maintained post-Closing. Parent shall determine which current or former employees of the Company will continue participation in a Company Plan after the Closing Date and which will commence participation in a corresponding employee benefit plan maintained by Parent or any of its subsidiaries after the Closing Date and, with respect to current or former employees who transfer participation to such a corresponding plan, when such transfer will occur. Parent need not treat all current and former employees of the Company (including those who are similarly situated) in the same manner with respect to which plans they participate in and when, if at all, they transfer participation from a Company Plan to a corresponding employee benefit plan maintained by Parent or any of its subsidiaries. Parent may take such actions (or cause its subsidiaries or the Company after the Closing Date to take such actions) as are necessary or advisable to accomplish the foregoing, including, without limitation, amending the eligibility provisions of the employee benefit plans maintained by Parent, its subsidiaries or the Company after the Closing Date.

(b) Except as otherwise provided in this Section 6.7, nothing in this Agreement shall be interpreted as limiting the power of the Company after the Closing Date to amend or terminate any particular Company Plan or any other particular employee benefit plan, program, agreement or policy or as requiring the Company after the Closing Date or Parent to offer to continue (other than as required by its terms) any Company Plan or any written employment contract or to continue the employment of any specific person; provided, however, that no such termination or amendment may take away benefits or any other payments already accrued as of the time of such termination or amendment without the consent of such person, except as allowed by law.

Section 6.8. Interim Financial Statements; Other Reports.

(a) Not later than 30 days after the end of each calendar month and each fiscal quarter following the date hereof and through and until the Closing Date, the Company shall prepare and deliver to Parent current and updated consolidated aging reports, unaudited balance sheets, statements of cash flows (including detailed capital expenditures) and statements of operations, each as of the end of and for each calendar month and calendar quarter following the date hereof and certified by the Company’s Chief Financial Officer (collectively, the “Interim Financial Statements”), and such Interim Financial Statements will be prepared in good faith using reasonable allocations and assumptions from the books and records of account of the Company and its Subsidiaries, which books and records shall be kept in the normal course of business and in accordance with GAAP, and in accordance with the Company’s past practices.

(b) Not later than thirty (30) days after the end of each calendar month ended following the date hereof and through and until the Closing Date, the Company shall prepare and deliver to Parent updated subscriber information, including gross connections by product, disconnections by product, churn by product and average revenue per customer by product, as of the end of and for each full calendar month following the date hereof.

Section 6.9. Exclusivity. The Shareholder agrees on his own behalf and on behalf of his Affiliates that following the date hereof until the earlier of (a) the Closing Date or (b) the termination of this Agreement, the Shareholder shall not, and shall cause his Affiliates and their respective directors, employees, representatives and agents (collectively, the “Shareholder Parties”) not to, discuss, pursue or enter into any contract with respect to a possible sale or other disposition (whether by merger, reorganization, recapitalization or otherwise) of all or any part of the Securities of the Company or its Subsidiaries or all or any material part of his or their assets with any other Person (an “Acquisition Proposal”) or provide any information to any Person other than Parent and Buyer (and their representatives) with respect to an Acquisition Proposal. The Shareholder shall, and shall cause the Company Parties to, (i) immediately cease and cause to be terminated any and all contracts, discussions and negotiations with all Persons other than Parent and Buyer (and their representatives) regarding the foregoing and (ii) promptly notify Parent if any Acquisition Proposal or any inquiry or contact with any Person other than Parent and Buyer (and their representatives) with respect thereto is subsequently made to any Company Party.

Section 6.10. Further Action. At and following the Closing, each party hereto will execute such further documents and instruments and take such further actions as may reasonably be requested by one or more of the other parties to consummate the Transaction and effect the other purposes of this Agreement.

Section 6.11. Financing.

(a) Parent shall use its commercially reasonable efforts to (i) arrange and obtain the Financing on the terms and conditions described in the Commitment Letter, (ii) negotiate and finalize definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letter, (iii) satisfy on a timely basis all conditions applicable to Parent or Buyer in such definitive agreements that are within their control and (iv) consummate the Financing no later than the Closing. Notwithstanding the foregoing, Parent shall not be prohibited from obtaining and consummating financing on terms other than those contemplated by the Commitment Letter, provided that Parent’s efforts to obtain such alternate financing terms are not reasonably expected to materially delay or prevent the Financing and consummation of the transactions contemplated by this Agreement.

(b) In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Commitment Letter, (i) Parent shall promptly deliver a written notice of such fact to the Shareholder (the “Financing Termination Notice”), and (ii) Parent shall use its commercially reasonable efforts to obtain alternative financing from alternative sources, on terms, reasonably acceptable to Parent and that Parent does not reasonably expect to materially delay the consummation of the transactions contemplated by this Agreement. If Parent is successful in obtaining such alternative financing, Parent shall inform the Shareholder of such fact by delivering written notice to the Shareholder (the “Alternative Financing Notice”). If Parent has not delivered the Alternative Financing Notice to the Shareholder by the ninetieth (90th) day following the date of delivery to the Shareholder of the Financing Termination Notice or such later date as agreed to in writing by the parties, (i) Parent may terminate this Agreement upon three (3) Business Days prior written notice to the Shareholder without any liability and (ii) the Shareholder may terminate this Agreement upon three (3) Business Days prior written notice to Parent without any liability, in each case, so long as no Alternative Financing Notice is received by the Shareholder prior to the effective date of such termination; provided, however, that nothing in this Section 6.11(b) shall be deemed to affect any party’s right to terminate this Agreement pursuant to Section 9.1.

(c) The Company and its Subsidiaries shall provide such assistance and cooperation as Parent, Buyer and their Affiliates may reasonably request in connection with their efforts to obtain and consummate the Financing.

ARTICLE VII -CONDITIONS TO THE CLOSING

Section 7.1. Conditions to the Obligations of Each Party to Effect the Closing. The respective obligations of each party to effect the Transaction are subject to the fulfillment at or prior to the Closing, of each of the following conditions:

(a) Hart-Scott-Rodino Act. The waiting period (and any extension thereof) applicable to the consummation of the Transaction under the HSR Act shall have expired or been terminated.

(b) No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other order, decree or ruling issued by a court or other Governmental Authority of competent jurisdiction nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the Transaction illegal or (ii) otherwise prohibiting the consummation of the Transaction.

Section 7.2. Additional Conditions to Obligations of Parent and Buyer to Effect the Closing. The obligations of Parent and Buyer to effect the Transaction are further subject to the satisfaction of the following conditions, any one or more of which may be waived by Parent and Buyer at or prior to the Closing:

(a) Representations and Warranties. The representations and warranties of the Company and the Shareholder set forth in this Agreement shall be true and correct in all material respects as of the Closing Date (disregarding for such purposes any qualifications as to “materiality” or “Company Material Adverse Effect” set forth in such representations and warranties), except to the extent such representations and warranties expressly relate to a specific date in which case such representations and warranties shall be true and correct in all material respects as of such date (disregarding for such purposes any qualifications as to “materiality” or “Company Material Adverse Effect” set forth in such representations and warranties). Parent shall have received a certificate to the effect set forth in the preceding sentence dated as of the Closing Date duly executed by the Shareholder.

(b) Performance and Obligations of the Company. The Company and the Shareholder shall have performed or complied with, in all material respects, all agreements and covenants required by this Agreement to be performed or complied with by it or him, respectively, on or prior to the Closing Date. Parent shall have received a certificate to the effect set forth in the preceding sentence dated as of the Closing Date duly executed by the Shareholder.

(c) Officer’s Certificate. The Company shall have delivered a certificate of an authorized officer of the Company, dated as of the Closing Date, certifying as to (i) the incumbency of officers of the Company executing documents executed and delivered in connection herewith, (ii) the copies of the Articles of Incorporation and Bylaws of the Company, each as in effect from the date of this Agreement until the Closing Date, and (iii) a copy of all minutes of the meetings or unanimous written consents of the Company Board authorizing and approving this Agreement, the Transaction and the other transactions contemplated hereby.

(d) Estimated Working Capital. The Shareholder shall have delivered the Shareholder’s Estimated Working Capital to Parent and Buyer at least twenty (20) Business Days prior to the Closing Date. The Estimated Working Capital Adjustment shall have been finally determined in accordance with Section 2.4 on or before the Closing Date.

(e) Company Capitalization as of the Closing Date; Closing Date Payment Schedule. The Shareholder shall have delivered a certificate, dated as of the Closing Date, certifying as to the total number and type of outstanding Securities of the Company as of the Closing Date, and the registered holders thereof. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a schedule of Closing Date payments, which shall set forth (i) the payments to be made by Parent on the Closing Date to the Shareholder (including employment and other applicable withholding Taxes) and the Escrow Agent and (ii) the amounts to be paid by Parent on behalf of the Company in connection with Closing, including amounts with respect to Indebtedness and the Company Expenses.

(f) Required Consents. The consents or approvals of all Persons set forth on Schedule 7.2(f) (the “Required Consents”) shall have been obtained and shall be in full force and effect.

(g) Escrow Agreement. The Shareholder shall have executed and delivered the Escrow Agreement.

(h) Legal Opinion. Parent and Buyer shall have received an opinion of Johnston, Hinesley, Flowers, Clenney & Turner, P.C., counsel to the Company and its Subsidiaries, dated the Closing Date, in form and substance reasonably satisfactory to Parent and Parent’s legal counsel and covering the matters set forth on Exhibit C attached hereto.

(i) Employee Matters. The Company shall have taken those actions with respect to its employment agreements and other Company Plans as agreed to in writing between the Company and Parent. The Shareholder shall have executed and delivered the employment offer letter (in the form attached hereto as Exhibit D, the “Employment Offer Letter”) .

(j) Material Adverse Effect. Since the date of this Agreement, there shall have occurred no Company Material Adverse Effect, and Parent shall have received a certificate signed by the Shareholder and the chief financial officer of the Company to such effect.

(k) Cash on Hand. The Company shall have cash on hand of at least $415,000 as of and immediately following the Closing Date, as certified by an authorized officer of the Company in a certificate that is dated as of the Closing Date.

(l) Resignation Letters. All directors of the Company and its Subsidiaries shall have tendered their written resignations to be effective immediately prior to the Closing.

(m) Financing. Parent shall have received the Financing substantially on the terms and conditions set forth in the Commitment Letter or, if applicable, the Alternative Financing Notice.

(n) Payoff Letters and Releases of Liens. The Company’s lenders and other creditors shall have provided payoff letters and evidence of applicable lien releases and/or filings to be filed with respect to the Indebtedness and any other Encumbrances on the assets of the Company or its Subsidiaries, all in form and substance satisfactory to Parent and Parent’s lenders.

(o) Transfer of Assets. The Company shall have irrevocably sold and transferred all of its right, title and interest in and to those assets that are listed on Schedule 7.2(o) hereto to the Shareholder, to an entity that is wholly-owned by him or to the Shareholder’s designee for the aggregate consideration of $10.00 cash in hand paid by the Shareholder to the Company; it being understood and agreed that such sale and transfer shall be accomplished pursuant to a written agreement that is acceptable in form and substance to Parent.

(p) Jackson Thornton Review of Interim Financial Statements. The Company shall have delivered to Parent a review of the Company’s September 30, 2007 unaudited consolidated financial statements by Jackson Thornton, which financial statements shall have been prepared in accordance with GAAP and which shall not be materially adversely different from the September 30, 2007 unaudited financial statements of the Company reviewed by Parent prior to the date hereof.

(q) Restrictive Covenants Agreement. The Shareholder shall have executed and delivered to Parent, Buyer and the Company the restrictive covenants agreement attached hereto as Exhibit E (the “Restrictive Covenants Agreement”).

Section 7.3. Additional Conditions to Obligations of the Shareholder and the Company to Effect the Closing. The obligation of the Shareholder and the Company to effect the Transaction is further subject to the satisfaction of the following conditions, any one or more of which may be waived by the Shareholder at or prior to the Closing:

(a) Representations and Warranties. The representations and warranties of Parent and Buyer set forth in this Agreement shall be true and correct in all material respects as of the Closing Date (disregarding for such purposes any qualifications as to “materiality” or “Parent Material Adverse Effect” set forth in such representations and warranties), except to the extent such representations and warranties expressly relate to a specific date in which case such representations and warranties shall be true and correct in all material respects as of such date (disregarding for such purposes any qualifications as to “materiality” or “Parent Material Adverse Effect” set forth in such representations and warranties). The Shareholder shall have received a certificate to the effect set forth in the preceding sentence dated as of the Closing Date duly executed by an officer of Parent and Buyer.

(b) Performance of Obligations of Parent and Buyer. Each of Parent and Buyer shall have performed or complied with, in all material respects, all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date. The Shareholder shall have received a certificate to the effect set forth in the preceding sentence dated as of the Closing Date duly executed by an officer of Parent and Buyer.

(c) Officer’s Certificate. Each of Parent and Buyer shall have delivered a certificate of an authorized officer, dated as of the Closing Date, certifying as to (i) the incumbency of its officers executing documents executed and delivered in connection herewith, (ii) copies of their respective incorporation documents as in effect as of the Closing Date and (iii) a copy of the votes of their respective boards of directors (and in the case of Buyer, the resolutions of Parent as its sole stockholder) authorizing and approving this Agreement, the Transaction and the other transactions contemplated hereby.

(d) Escrow Agreement. Parent and the Escrow Agent shall have executed and delivered the Escrow Agreement.

(e) Employment Offer Letter. Parent shall have executed and delivered the Employment Offer Letter.

(f) Material Adverse Effect. Since the date of this Agreement, there shall have occurred no Company Material Adverse Effect.

ARTICLE VIII -SURVIVAL OF REPRESENTATIONS AND WARRANTIES;

INDEMNIFICATION

Section 8.1. Survival of Representations, Warranties and Covenants.

(a) All covenants in this Agreement shall survive the Closing and remain in full force and effect indefinitely (unless any such covenant by its terms terminates as of an earlier date). Except as otherwise provided in this Agreement, each of the representations and warranties contained in Article III and Article IV will terminate, without further action, on the date that is the twelve (12) month anniversary of the Closing Date (the “Anniversary Date”), except for Sections 3.1, 3.2, 3.8, 3.10(a), 3.10(d), 3.14, 3.16, 4.1, 4.2 and 4.5, which representations and warranties shall continue until expiration of their respective statutes of limitations.

(b) The indemnification contained in this Article VIII will survive the Closing and shall remain in effect:

(i) to the expiration of the applicable statute of limitations with respect to any indemnifiable claim related to the breach of any covenant or the breach of any representation or warranty contained in Sections 3.1, 3.2, 3.8, 3.10(a), 3.10(d), 3.14, 3.16, 4.1, 4.2 and 4.5; and

(ii) until the Anniversary Date for any indemnifiable claims that are not specified in Section 8.1(b)(i).

Unless a claim for indemnification with respect to any alleged breach of any representation or warranty is asserted by notice given as herein provided that identifies a particular breach and the underlying facts relating thereto, which notice is given within the applicable period of survival for such representation or warranty, such claim may not be pursued and is irrevocably waived after such time. Without limiting the generality or effect of the foregoing sentence, no claim for indemnification with respect to any representation or warranty will be deemed to have been properly made except (i) to the extent it is based upon a Third Party Claim (as defined below) or (ii) to the extent based on Indemnifiable Losses (as defined below) incurred by an Indemnitee (as defined below) for which indemnification is provided under Section 8.2(a) or Section 8.2(b), and such indemnification claim is made or brought prior to the expiration of the survival period for such representation or warranty. For purposes of clarity, claims asserted in writing before the applicable period of survival for such representation or warranty terminates shall be deemed timely made regardless of whether litigation or arbitration proceedings are commenced by such date. Notwithstanding anything to the contrary in this Agreement, if either party makes a claim for indemnification in writing and in accordance with the terms of this Agreement with respect to any matter for which indemnification is provided under Section 8.2(a) or Section 8.2(b) prior to the applicable expiration date as provided in Section 8.1(b), the indemnification contained in this Article VIII with respect to such claim shall survive with respect to all Indemnifiable Losses, whenever incurred, until such claim is finally resolved in accordance with the terms hereof.

Section 8.2. Indemnification.

(a) Following the Closing, and subject to the other sections of this Article VIII, the Shareholder will indemnify, defend and hold harmless Parent, Buyer and their Affiliates and their respective directors, officers, and agents from and against all Indemnifiable Losses, relating to, resulting from or arising out of:

(i) any inaccuracy in or breach of any of the representations and warranties made by the Company or the Shareholder in Article III and the certificate provided pursuant to Section 7.2(a) of this Agreement; and

(ii) a breach by the Company or the Shareholder of any covenant or agreement of the Company or the Shareholder contained in this Agreement.

(b) Following the Closing, and subject to the other sections of this Article VIII, Parent will indemnify, defend and hold harmless the Shareholder from and against all Indemnifiable Losses relating to, resulting from or arising out of:

(i) any inaccuracy in or breach of any of the representations or warranties made by Parent or Buyer in Article IV and the certificate provided pursuant to Section 7.3(a) of this Agreement; and

(ii) a breach by Parent or Buyer of any covenant or agreement of Parent or Buyer contained in this Agreement.

(c) All payments made on behalf of the Shareholder (including out of the Escrow Fund) by Parent or by Buyer (or any of their respective Affiliates), as the case may be, to or for the benefit of other parties pursuant to Section 6.5 or this Article VIII shall be treated as adjustments to the Total Consideration for tax purposes, and such agreed treatment shall govern for purposes of this Agreement. Parent, Buyer and the Company shall file all Tax Returns consistent with such treatment. As between Parent and the Shareholder, upon the settlement or resolution of any claim for indemnification by Parent or Buyer while the Escrow Fund remains held by the Escrow Agent, Parent and the Shareholder agree to provide joint written instructions to the Escrow Agent regarding the disbursement of funds to the applicable party, all in accordance with the Escrow Agreement.

Section 8.3. Limitations on Liability.

(a) For purposes of this Agreement:

(i) “Indemnification Payment” means any amount of Indemnifiable Losses required to be paid pursuant to this Agreement;

(ii) “Indemnitee” means any Person entitled to indemnification under this Agreement;

(iii) “Indemnifying Party” means any Person required to provide indemnification under this Agreement; and

(iv) “Indemnifiable Losses” means any losses, liabilities, damages, costs, expenses, assessments, fines, interest, penalties, awards, deficiencies and other obligations and expenses (including reasonable out-of-pocket attorneys’ fees and expenses and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) actually incurred in connection with any actual or threatened (provided that any such threats are in writing) actions, suits, demands, assessments, judgments and settlements, in any such case (x) reduced by the amount of insurance proceeds actually recovered from any Person or entity with respect thereto and (y) excluding any such losses, liabilities, damages, costs and expenses to the extent that the underlying liability or obligation is the result of the gross negligence or willful misconduct of the Indemnitee.

(b) As between the Company, any Affiliate of the Company and the Shareholder, on the one hand, and Parent and any Affiliate of Parent, on the other hand, the remedies, rights and obligations set forth in this Article VIII will be the exclusive remedies, rights and obligations with respect to the liabilities and obligations referred to in Sections 8.2(a)(i) and 8.2(b)(i) and any breach of the representations or warranties set forth in this Agreement, except with respect to matters of fraud. Without limiting the foregoing, as a material inducement to entering into this Agreement, to the fullest extent permitted by law, each of the parties waives any claim or cause of action that it otherwise might assert based upon any breach of the representations or warranties set forth in this Agreement, except for claims or causes of action brought under and subject to the terms and conditions of this Article VIII and except with respect to matters of fraud.

(c) Notwithstanding any other provision of this Agreement or of any applicable law, except for Indemnifiable Losses arising out of or relating to any inaccuracy of representations and warranties under Sections 3.1, 3.2 and 3.8 (which shall not be subject to this Section 8.3(c)), no Indemnitee will be entitled to indemnification for a claim against an Indemnifying Party for any Indemnifiable Losses arising out of or relating to any inaccuracy of representations or warranties under Sections 8.2(a)(i) or 8.2(b)(i) until the aggregate amount of Indemnifiable Losses incurred by such Indemnitee exceeds $100,000 (all amounts up to and including such amount, the “Basket Amount”); provided, however, that in the event the aggregate amount of Indemnifiable Losses incurred by such Indemnitee exceeds the Basket Amount, then the Indemnifying Party shall be liable for all Indemnifiable Losses, including the Basket Amount.

(d) Notwithstanding any other provision of this Agreement, the indemnification obligation of the Shareholder under Section 8.2(a)(i) or the indemnification obligation of Parent under Section 8.2(b)(i) shall not exceed an amount equal to the Transaction Price, respectively (the “Cap Limitation”); provided, however, that the Cap Limitation shall not apply to breaches of the representations and warranties set forth in Sections 3.1, 3.2, 3.8, 3.10(a), 3.10(d), 3.14, 4.1 and 4.2 or to matters of fraud. The Shareholder shall be obligated to provide indemnification for all Indemnifiable Losses that may be asserted pursuant to Section 8.2(a). Parent shall be obligated to provide indemnification for all Indemnifiable Losses that may be asserted pursuant to Section 8.2(b). Notwithstanding anything to the contrary in this Article VIII or Section 6.5, all amounts due from the Shareholder pursuant to Article VIII or Section 6.5 shall be paid (i) out of the Escrow Fund to the extent that funds are then held in the Escrow Fund and (ii) if at any time or from time to time, the funds then held in the Escrow Fund are insufficient to pay such amounts, then the Shareholder shall promptly pay the amount of such deficiency directly to Parent; provided, however, that the Shareholder shall not be obligated to reimburse Parent for an aggregate amount greater than the Transaction Price.

(e) No Indemnifying Party shall be liable to or obligated to indemnify any Indemnitee hereunder for any punitive or exemplary damages, or any consequential, special or multiple damages, except to the extent such damages have been recovered by a third person (including a Governmental Authority) and are the subject of a Third Party Claim for which indemnification is available under this Article VIII.

(f) The Company, Parent and the Shareholder shall cooperate with each other with respect to resolving any claim or liability with respect to which one Party is obligated to indemnify the other Party hereunder, including by making commercially reasonable efforts to mitigate or resolve any such claim or liability.

(g) No Indemnitee shall be entitled to indemnification hereunder for any Indemnifiable Losses arising from a breach of any representation, warranty, covenant or agreement set forth herein (and the amount of any Indemnifiable Losses incurred in respect of such breach shall not be included in the calculation of any limitations on indemnification set forth herein) to the extent that such liability is specifically included in the calculation of the Estimated Working Capital and/or the Closing Working Capital.

(h) Any liability for indemnification under this Section 8.3 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant, or agreement.

Section 8.4. Defense of Claims.

(a) If any Indemnitee receives notice of the assertion of any claim or of the commencement of any action or proceeding by any Third Party (a “Third Party Claim”) against such Indemnitee, with respect to which an Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnitee will give such Indemnifying Party reasonably prompt written notice thereof, but in any event not later than ten (10) calendar days after receipt of notice of such Third Party Claim; provided, however, that the failure of the Indemnitee to so notify the Indemnifying Party shall only relieve the Indemnifying Party from its obligation to indemnify the Indemnitee pursuant to this Article VIII to the extent that the Indemnifying Party is materially prejudiced by such failure (whether as a result of the forfeiture of substantive rights or defenses or otherwise). Upon receipt of notification of a Third Party Claim, the Indemnifying Party shall be entitled, upon written notice to the Indemnitee, to assume the investigation and defense thereof; provided, however, that the Indemnifying Party shall not have the right to control the defense unless and until the Indemnifying Party agrees in writing to indemnify the Indemnitee with respect to such Third Party Claim, subject to the applicable limitations set forth herein. Whether or not the Indemnifying Party elects to assume the investigation and defense of any Third Party Claim, the Indemnitee shall have the right to employ separate counsel and to participate in the investigation and defense thereof; provided, however, that the Indemnitee shall pay the fees and disbursements of such separate counsel unless (i) the employment of such separate counsel has been specifically authorized in writing by the Indemnifying Party, (ii) the Indemnifying Party has failed to assume the defense of such

Third Party Claim within a reasonable time after receipt of notice thereof, or (iii) the named parties to the proceeding in which such claim, demand, action or cause of action has been asserted include both the Indemnifying Party and such Indemnitee and, in the reasonable judgment of counsel to such Indemnitee, there exists one or more defenses that are in conflict with those available to the Indemnifying Party. Notwithstanding the foregoing, the Indemnifying Party shall not be liable for the fees and disbursements of more than one counsel for all Indemnitees in connection with any one proceeding or any similar or related proceedings arising from the same general allegations or circumstances. Without the prior written consent of the Indemnitee, the Indemnifying Party will not enter into any settlement of any Third Party Claim that would lead to liability or create any financial or other obligation on the part of the Indemnitee unless such settlement includes as an unconditional term thereof the release of the Indemnitee from all liability in respect of such Third Party Claim. If a settlement offer solely for money damages is made by the applicable third party claimant (which offer provides for a full and unconditional release of the Indemnitee), and the Indemnifying Party notifies the Indemnitee in writing of the Indemnifying Party’s willingness to accept the settlement offer and pay the amount called for by such offer without reservation of any rights or defenses against the Indemnitee, the Indemnitee may continue to contest such claim, free of any participation by the Indemnifying Party, and the amount of any ultimate liability with respect to such Third Party Claim that the Indemnifying Party has an obligation to pay hereunder shall be limited to the lesser of (1) the amount of the settlement offer that the Indemnitee declined to accept plus the Indemnifiable Losses of the Indemnitee relating to such Third Party Claim through the date of its rejection of the settlement offer or (2) the aggregate Indemnifiable Losses of the Indemnitee with respect to such claim.

(b) Any claim by an Indemnitee on account of an Indemnifiable Loss that does not result from a Third Party Claim will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 30 calendar days after the incurrence thereof, provided, however, that the failure of the Indemnitee to notify the Indemnifying Party shall only relieve the Indemnifying Party from its obligation to indemnify the Indemnitee pursuant to this Article VIII to the extent that the Indemnifying Party is materially prejudiced by such failure (whether as a result of the forfeiture of substantive rights or defenses or otherwise). The Indemnifying Party will have a period of 30 calendar days within which to respond in writing to such claim. If the Indemnifying Party does not so respond within such thirty (30) calendar day period, the Indemnifying Party will be deemed to have rejected such claim, in which event the Indemnitee will be free to pursue such remedies as may be available to the Indemnitee on the terms and subject to the provisions of this Article VIII.

(c) If, after the making of any Indemnification Payment, the amount of the Indemnifiable Loss to which such payment relates is reduced by actual recovery, settlement or otherwise under any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other entity, the amount of such reduction (less any costs, expenses, premiums or Taxes incurred in connection therewith) will promptly be repaid by the Indemnitee to the Indemnifying Party. Upon making any Indemnification Payment, the Indemnifying Party will, to the extent of such Indemnification Payment, be subrogated to all rights of the Indemnitee against any third party that is not an Affiliate of the Indemnitee in respect of the Indemnifiable Loss to which the Indemnification Payment relates; provided that (i) the Indemnifying Party shall then be in compliance with its obligations under this Agreement in respect of such

Indemnifiable Loss, and (ii) until the Indemnitee recovers full payment of its Indemnifiable Loss, all claims of the Indemnifying Party against any such third party on account of said Indemnification Payment will be subrogated and subordinated in right of payment to the Indemnitee’s rights against such third party. Without limiting the generality or effect of any other provision of this Article VIII, each such Indemnitee and Indemnifying Party will duly execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation and subordination rights.

Section 8.5. No Indemnifiable Claims Resulting From Governmental Authority Action. No party has any indemnifiable or otherwise compensable claim that any of the other parties’ representations or warranties is inaccurate, or that any covenant or agreement has been breached, if such claim is predicated on any new law or any action or order enacted or taken by a Governmental Authority after the Closing and that is effective retroactively for periods of time prior to the Closing; provided that the first party had no knowledge of such law, action or order prior to the Closing.

ARTICLE IX -TERMINATION, AMENDMENT AND WAIVER

Section 9.1. Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by the mutual written consent of Parent and the Shareholder; or

(b) by either the Shareholder, on the one hand, or Parent, on the other hand, by written notice to the other party:

(i) if any Governmental Authority of competent jurisdiction shall have issued an injunction or taken any other action (which injunction or other action the parties hereto shall use their commercially reasonable efforts (which shall not include any divestiture, commencement of litigation or other extraordinary act) to lift) that permanently restrains, enjoins or otherwise prohibits the consummation of the Transaction, and such injunction or other action shall have become final and non-appealable; or

(ii) if the consummation of the Transaction shall not have occurred on or before one hundred twenty (120) days following the date of this Agreement (the “End Date”), provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Transaction to occur on or before such date; or

(c) by Parent, if the Shareholder or the Company shall have breached or failed to perform in any respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, or if any representations or warranties of the Shareholder or the Company shall have become untrue, which breach or failure to perform or untrue representation or warranty (A) would give rise to the failure of a condition set forth in Section 7.2 and (B) cannot be or has not been cured within thirty (30) days after Parent’s giving written notice to the Shareholder of such breach (a “Company Material Breach”) (provided, in each case, that Parent is not then in Parent Material Breach of any representation, warranty, covenant or other agreement set forth in this Agreement); or

(d) by the Shareholder, if Parent or Buyer shall have breached or failed to perform in any respect any of its representations, warranties, covenants or other agreements set forth in this Agreement or if any representations or warranties of Parent or Buyer shall have become untrue, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3 and (ii) cannot be or has not been cured within thirty (30) days after the Shareholder’s giving written notice to Parent of such breach (a “Parent Material Breach”) (provided that the Shareholder and the Company are not then in Company Material Breach of any representation, warranty, covenant or other agreement set forth in this Agreement); or

(e) by either Parent or the Shareholder pursuant to Section 6.11(b).

Section 9.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Parent, Buyer, the Company or the Shareholder or their respective directors, officers, employees, partners, managers, members or stockholders and all rights and obligations of any party hereto shall cease, except for the agreements contained in Section 6.2, this Section 9.2 and Article X; provided, however, that nothing contained in this Section 9.2 shall relieve any party from liabilities or damages arising out of any breach by such party of any of its covenants contained in this Agreement.

Section 9.3. Amendment. This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto at any time.

Section 9.4. Extension; Waiver. At any time prior to the Closing Date, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such extension or waiver is to be enforced. Waiver of any term or condition of this Agreement by a party shall not be construed as a waiver of any subsequent breach or waiver of the same term or condition by such party, or a waiver of any other term or condition of this Agreement by such party.

ARTICLE X -GENERAL PROVISIONS

Section 10.1. Notices. The parties’ addresses and facsimile numbers for notices are as follows:

(a)	if to the Company prior to the Closing, to:

Graceba Total Communications, Inc.

2660 Montgomery Highway

Dothan, AL 36303

Attn: C. Christopher Dupree

Facsimile: (334)699-3291

With a copy to:

Johnston, Hinesley, Flowers, Clenney & Turner, P.C.

291 North Oates Street

Dothan, AL 36303

Attn: G. David Johnston, Esq.

Facsimile: (334) 793-6603

(b)	if to the Shareholder, to:

C. Christopher Dupree

201 Hazelwood Avenue

Dothan, AL 36303

Facsimile: (334) 699-0075

with copy to:

Johnston, Hinesley, Flowers, Clenney & Turner, P.C.

291 North Oates Street

Dothan, AL 36303

Attn: G. David Johnston, Esq.

Facsimile: (334) 793-6603

(c)	if to Parent, to:

Knology, Inc.

1241 O.G. Skinner Drive

West Point, GA 31833

Attn: General Counsel

Facsimile: (706) 645-0148

with a copy to:

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, NE

Atlanta, GA 30326

Attn: Terresa R. Tarpley, Esq.

Facsimile: (404) 365-9532

(d)	If to Buyer or the Company after the Closing, to:

Knology of Alabama, Inc.

1241 O.G. Skinner Drive

West Point, GA 31833

Attn: General Counsel

Facsimile: (706) 645-0148

with a copy to:

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, NE

Atlanta, GA 30326

Attn: Terresa R. Tarpley, Esq.

Facsimile: (404) 365-9532

All notices and other communications will (a) if delivered personally or sent by overnight courier (such as FedEx) to an address provided in this Section 10.1, be deemed given upon personal delivery or upon confirmation of delivery by such courier to the indicated address, as the case may be, (b) if sent by facsimile transmission to a facsimile number provided in this Section 10.1, be deemed given when receipt of transmission has been orally confirmed by the receiving party, and (c) if sent by first class, certified or registered mail to an address provided in this Section 10.1, be deemed given and delivered three (3) Business Days after deposit in the United States mail (in each case regardless of whether such notice, request or other communication is actually received). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party in accordance with this Section 10.1.

Section 10.2. Disclosure Schedules. The section number headings in the schedules to this Agreement (the “Schedules”) correspond to the Section numbers in this Agreement and any information disclosed in any section of the Schedules shall be deemed to be disclosed and incorporated into any other section of the Schedules where such disclosure would be appropriate and reasonably apparent. The disclosure of any information on the Schedules shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by Parent, Buyer, the Shareholder or the Company, as applicable, in this Agreement or that such information is material.

Section 10.3. Assignment. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (including by merger or operation of law) by any of the parties hereto without the prior written consent of the other parties.

Section 10.4. Severability. If any provision of this Agreement, or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

Section 10.5. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding among the parties hereto unless and until this Agreement is executed by the parties hereto.

Section 10.6. Certain Definitions. For purposes of this Agreement:

(a) An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(b) “Articles of Incorporation” means the Company’s Articles of Incorporation, as amended through the date of this Agreement.

(c) “Cable Act” means Title VI of the Communications Act of 1934, as amended, 47 U.S.C. Sections 151 et seq., all other provisions of the Cable Communications Policy Act of 1984 and the provisions of the Cable Television Consumer Protection and Competition Act of 1992, and the provisions of the Telecommunications Act of 1996, amending Title VI of the Communications Act of 1934, in each case as amended and the rules and regulations, policies and published decisions of the FCC thereunder, as in effect from time to time.

(d) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(e) “EBITDA” means the Company’s consolidated total operating revenues less the Company’s consolidated total direct operations expenses, total support expenses and operating taxes, each for the Company’s fiscal year ended December 31, 2007, and specifically excluding those additional items set forth on Schedule 10.6(e) and will be calculated in accordance with the example set forth on Schedule 10.6(e).

(f) “Franchises” means all franchises used in the conduct of the Company’s, its Subsidiaries’ and their Affiliates’ business, all as set forth on Schedule 3.18.

(g) “FY 2007 EBITDA” means the consolidated EBITDA of the Company and its Subsidiaries for the Company’s Fiscal Year ended December 31, 2007.

(h) “Governmental Authority” means any government or political subdivision, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any federal, state, local or foreign court or arbitrator.

(i) “Intellectual Property” means all intellectual property rights owned or used by the Company or any Subsidiary of the Company arising from or in respect of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) all patents and applications therefor, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon (collectively, “Patents”), (ii) all fictional business names, trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names and corporate names and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof (collectively, “Marks”), (iii) copyrights and registrations and applications therefor, works of authorship and mask work rights (collectively, “Copyrights”), (iv) discoveries, concepts, research and development, know-how, formulae, inventions, compositions, manufacturing and production processes and techniques, procedures, designs, drawings, specifications, and other proprietary and confidential information, including customer lists, supplier lists, pricing and cost information, business and marketing plans and proposals of Company, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Copyrights or Patents, and (v) any and all: (A) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (B) databases and complications, including any and all data and collections of data, whether machine readable or otherwise; (C) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; and (D) all documentation including user manuals and other training documentation related to any of the foregoing.

(j) “IRS” means the Internal Revenue Service of the United States.

(k) “Net Working Capital” means the amount of current assets (excluding cash, notes receivable and accrued interest on notes receivable) less current liabilities (excluding accrued interest expense) of the Company, based upon a balance sheet prepared in accordance with generally accepted accounting principles as applied in the United States on a consistent basis (“GAAP”), consistent with the practices, policies and procedures used in preparation of the Base Balance Sheet and, for the sake of clarity, will include only those items and will be calculated in accordance with the example set forth on Schedule 10.6(l) attached hereto.

(l) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or group (as defined in Section 13(d) of the Exchange Act).

(m) “Pre-Closing Period” shall mean any taxable year or period that ends on or before the Closing Date and, with respect to any taxable year or period beginning before and ending after the Closing Date, the portion of such taxable year or period ending on and including the Closing Date. For purposes of this Agreement, in the case of any taxable year or period of a Company or a Subsidiary which includes the Closing Date (but does not end on that day), (i) Property Taxes allocable to the Pre-Closing Period shall be equal to the amount of such Property Taxes for the entire taxable year or period multiplied by a fraction, the numerator of which is the number of days during the taxable year or period that are in the Pre-Closing Period and the denominator of which is the number of days in the entire taxable year or period, and (ii) Taxes (other than Property Taxes) of a Company or a Subsidiary for the Pre-Closing Period shall be computed as if such taxable year or period (and the taxable year or period of any entity taxable as a partnership in which the Company or the Subsidiary owns a direct or indirect interest) ended as of the close of business on the Closing Date.

(n) “Property Taxes” means real, personal and intangible ad valorem property taxes.

(o) “Securities” means any note, stock, treasury stock, security future bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting right, voting-trust certificate, certificate of deposit for a security, any put, call straddle, option, warrant or privilege on any security (including any interest therein or based on the value thereof), or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant, option or right (including, without limitation, any preemptive right or right of first refusal) to subscribe to or purchase, any of the foregoing.

(p) “Subsidiary” means any corporation more than fifty percent (50%) of whose outstanding voting securities, or any partnership, joint venture or other entity more than fifty percent (50%) of whose total equity interest, is directly or indirectly owned by Parent or the Company, as the case may be.

(q) “System” means the physical plant and other assets used by the Company and its Subsidiaries to provide telecommunications, cable services and other related services to the Company’s subscribers in those markets covered by the Franchises.

(r) “Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, capital gains, franchise, alternative or add-on minimum, estimated, sales, use, goods and services, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, employment, disability, payroll, license, employee or other withholding, contributions or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

(s) “Tax Returns” means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed with respect to Taxes.

Section 10.7. Interpretation. When a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference will be to an Article or Section of, or a Schedule or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms used herein with initial capital letters have the meanings ascribed to them herein and all terms defined in this Agreement will have such defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein, or in any agreement or instrument that is referred to herein, means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. The word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends, and such phrase shall not simply mean “if.” Whenever a party hereto is allowed or required to provide a consent, approval or waiver or to take any discretionary action or make any discretionary determination with respect to any matter, unless the applicable provision explicitly states to the contrary, such consent, approval, waiver action or determination may be given, taken, made or withheld in such party’s sole, complete and absolute discretion.

Section 10.8. Fees and Expenses. Except as otherwise set forth in this Agreement, whether or not the Transaction is consummated, each of Parent (on behalf of Parent and Buyer), on the one hand, and the Shareholder (on behalf of the Shareholder and the Company), on the other hand, shall bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement.

Section 10.9. Choice of Law/Consent to Jurisdiction. All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware. Each of the parties hereby consents to personal jurisdiction, service of process and venue in the federal or state courts of the State of Delaware for any claim, suit or proceeding arising under this Agreement, or in the case of a Third Party Claim subject to indemnification hereunder, in the court where such claim is brought.

Section 10.10. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of proper jurisdiction, including without limitation the obligation to close the Transaction on the Closing Date pursuant to Section 1.2 hereof. Such remedies shall not be exclusive and shall be in addition to any other remedies that any party may have under Article VIII of this Agreement.

Section 10.11. Mutual Drafting. The parties hereto are sophisticated and have been represented by attorneys throughout the transactions contemplated hereby who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any agreement or instrument executed in connection herewith, and therefore waive their effects.

Section 10.12. Miscellaneous. This Agreement (a) constitutes, together with the Confidentiality Agreement, the Schedules and Exhibits attached hereto, and the documents, instruments and certificates referred to herein which form a part hereof, or which are entered into in connection herewith, the entire agreement and supersedes all of the prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, (b) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and is not intended to confer upon any other person (except as set forth below) any rights or remedies hereunder and (c) may be executed in two or more counterparts which together shall constitute a single agreement. Section 6.4 and 8.2 are intended to be for the benefit of those persons described therein and the covenants contained therein may be enforced by such persons.

Signatures on following page.

IN WITNESS WHEREOF, the parties hereto have executed, or have caused this Agreement to be executed by their respective officers thereunto duly authorized, all as of the date first written above.

PARENT:

KNOLOGY, INC.

By:	/s/ Chad S. Wachter
Name:	Chad S. Wachter
Title:	VP and General Counsel

BUYER:

KNOLOGY OF ALABAMA, INC.

By:	/s/ Chad S. Wachter
Name:	Chad S. Wachter
Title:	VP and General Counsel

COMPANY:

GRACEBA TOTAL COMMUNICATIONS, INC.

By:	/s/ Chris Dupree
Name:	Chris Dupree
Title:	President, CEO & Chairman

SHAREHOLDER:

/s/ C. Christopher Dupree
C. CHRISTOPHER DUPREE